Exhibit 99.1

Annual Information Form

Lake Shore Gold Corp.

For the year ended December 31, 2013

Dated as of March 18, 2014

Table of Contents

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	2
NAME, ADDRESS AND INCORPORATION	2
INTERCORPORATE RELATIONSHIPS	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
THREE YEAR HISTORY	3
DESCRIPTION OF BUSINESS	5
GENERAL	5
RISK FACTORS	11
MINERAL PROJECTS	20
DESCRIPTION OF CAPITAL STRUCTURE	21
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	21
DIVIDEND POLICY	22
MARKET FOR SECURITIES	22
TRADING PRICE AND VOLUME	22
DIRECTORS AND OFFICERS	23
NAME, OCCUPATION AND SECURITY HOLDING	23
CONFLICTS OF INTEREST	29
AUDIT COMMITTEE	29
CHARTER	29
COMPOSITION OF THE AUDIT COMMITTEE	29
RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE	29
AUDIT COMMITTEE OVERSIGHT	30
PRE-APPROVAL POLICIES AND PROCEDURES	30
SERVICE FEES PAID TO EXTERNAL AUDITORS	30
LEGAL PROCEEDINGS	30
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	30
TRANSFER AGENTS AND REGISTRARS	31
MATERIAL CONTRACTS	31
INTERESTS OF EXPERTS	31
ADDITIONAL INFORMATION	32
GLOSSARY OF TERMS	33
SCHEDULE A — AUDIT COMMITTEE CHARTER	A-1
SCHEDULE B — TIMMINS WEST MINE	B-1
SCHEDULE C — BELL CREEK COMPLEX	C-1

All information in this Annual Information Form (“AIF”) is as of December 31, 2013, unless otherwise indicated.

All information stated to be incorporated by reference in the AIF is filed on the SEDAR website (www.sedar.com).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this AIF including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are included for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this AIF are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission (the “SEC”).

Other than as specifically required by law, the Corporation does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Corporation’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Corporation’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Corporation’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Corporation’s current expectations.  The Corporation makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Corporation and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Corporation may carry on business in the future; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Corporation has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Lake Shore Gold Corp. (referred to in this AIF as “Lake Shore Gold” or the “Corporation”) was continued under the Canada Business Corporations Act (the “Act”) on July 18, 2008. On November 6, 2009, Lake Shore Gold acquired all of the issued and outstanding shares of West Timmins Mining Inc. (“WTM”) pursuant to a business combination agreement and subsequently, on January 1, 2012, Lake Shore Gold amalgamated under the Act with WTM.

The Corporation’s corporate head office and principal place of business is Suite 2000, 181 University Avenue, Toronto Ontario, M5H 3M7.  The Corporation also has offices at 1515 Government Road, Timmins, Ontario.  The Corporation is a reporting issuer in all Provinces in Canada, and a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) in the United States eligible to file disclosure documents pursuant to the multi-jurisdictional disclosure system of the Exchange Act (“MJDS”) adopted by the SEC.

Intercorporate Relationships

Lake Shore Gold has no material subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the past three years, the Corporation has conducted mining and mineral production, development and exploration activities in Ontario and Québec, with the focus being its Timmins West Complex and Bell Creek Complex, both in Timmins, Ontario. The principal product and source of cash flow for Lake Shore Gold is the mining and sale of gold.

Events that influenced the general development of the business over the past three years are described below.

2011

•                  Lake Shore Gold declared commercial production at its Timmins Deposit, with a mining rate of 1,500 tonnes per day.

•                  Lake Shore Gold finalized a US$50 million, three-year corporate revolving credit facility with UniCredit Bank AG.

•                  Lake Shore Gold published resource estimates at its Marlhill and Vogel deposits increasing total resources at the Bell Creek Complex by 2,614,000 tonnes of both open pit and underground resources at a combined average grade of 2.17 gpt Au for 182,400 contained ounces in the indicated category and 1,459,000 tonnes at 3.60 gpt for 168,800 contained ounces in the inferred category.

•                  Lake Shore Gold acquired the Fenn-Gib project, located approximately 60 kilometres east of its Bell Creek Complex, from Barrick Gold Corporation, and subsequently published an open-pit resource estimate including 40.8 million tonnes grading 0.99 gpt for a total of 1.30 million contained Au ounces in the indicated category and 24.5 million tonnes at 0.95 gpt for a total of 0.75 million ounces in the inferred category.  Lake Shore Gold issued approximately 14.9 million shares to acquire the Fenn-Gib project.

•                  Lake Shore Gold’s common shares commenced trading on the NYSE MKT stock exchange on August 1, 2011.

•                  As a result of operational experience and updated information from drilling, the Corporation determined that mineralization at the Timmins Deposit was broader and at a lower grade than previously believed, and revised its plans for mining the mineralization to reflect the nature of the mineralization.

•                  The Corporation initiated a plan to expand the milling capacity of its Bell Creek Mill to 3,000 tonnes per day.

•                  Lake Shore Gold entered into an option agreement with Revolution Resources Corp. (“Revolution”) relating to the Corporation’s Mexican property portfolio, allowing Revolution the opportunity to earn an interest of up to 60% of the portfolio by incurring expenditures of $35 million on the properties and issuing stock to Lake Shore Gold, with the possibility of earning up to 100% by paying certain amounts to Lake Shore Gold based on discovery success and achieving certain other milestones. Revolution issued 5,713,740 common shares to Lake Shore Gold upon signing the agreement.

•                  Lake Shore Gold published resource estimates at its Thunder Creek Deposit, including an indicated resource of 2,877,000 tonnes at 5.64 gpt for 521,600 contained ounces of gold, and an inferred resource of 2,693,000 tonnes at 5.89 gpt for 510,000 contained ounces of gold.

•                  Lake Shore Gold produced 83,585 ounces of gold from all mineral deposits for the full year 2011.

2012

•                  Lake Shore Gold declared commercial production at the Bell Creek Mine and at the Thunder Creek Deposit of the Timmins West Mine (the Timmins Deposit, also part of the Timmins West Mine went in to commercial production as of January 1 2011).

•                  Lake Shore Gold entered into transactions with Franco-Nevada Corporation (“FNV”) pursuant to which FNV paid Lake Shore Gold US$35 million for a 2.25% net smelter returns royalty on mineral production from the Timmins West Complex, and $15 million for 10,050,591 common shares of the Corporation.

•                  Lake Shore Gold issued an updated resource estimate for its Bell Creek Mine with measured and indicated resources of 4,249,451 tonnes at a grade of 4.73 gpt for 646,431 ounces of gold, and inferred resources of 6,088,506 tonnes at a grade of 4.87 gpt for 953,845 ounces of gold (using a 2.2 gpt cut-off grade).

•                  Lake Shore Gold issued updated resource and reserve estimates for the Timmins West Mine, comprising both the Timmins Deposit and Thunder Creek Deposit.  The Corporation estimated probable reserves of 4,922,180 tonnes grading 5.21 gpt for 823,848 ounces of gold, indicated resources (inclusive of reserves) totaling 5,826,000 tonnes grading 5.99 gpt for 1,122,500 ounces of gold, and inferred resources of 4,272,000 tonnes grading 5.76 gpt for 791,500 ounces of gold.

•                  Lake Shore Gold issued updated resource estimates for the Gold River Trend project, comprising East Deposit and West Deposit, both of which are located approximately 4.0 kilometres south of the producing Timmins West Mine shaft, with indicated resources of 690,000 tonnes grading 5.29 gpt for 117,400 ounces of gold, and inferred resources of 5,273,000 tonnes at an average grade of 6.06 gpt for 1,027,800 ounces of gold.

•                  Lake Shore Gold entered into an agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70 million. The Facility involves two components, a $35 million gold loan (the “Gold Loan”) maturing on May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35 million. Only the Gold Loan portion was drawn in 2012.

•                  Lake Shore Gold issued $103.5 million principal amount of 6.25% convertible senior unsecured debentures maturing on September 30, 2017, the net proceeds of which were used to repay and extinguish the US$50 million revolving facility with UniCredit Bank AG and for general corporate purposes.

•                  Lake Shore Gold completed the first stage of its mill expansion, achieving a processing capacity of 2,500 tonnes per day, representing an increase of 25% from the previous capacity of 2,000 tonnes per day.

•                  Lake Shore Gold produced 85,782 ounces of gold in 2012 (719,298 tonnes @ 3.9 grams per tonne).

2013

•                  Lake Shore Gold announced an updated reserve estimate at Timmins West Mine of 4,811,000 tonnes at an average grade of 5.2 grams per tonne for 798,000 ounces of gold.  The Corporation also announced an initial reserve estimate for Bell Creek Mine of 960,000 tonnes at an average grade of 4.2 gram per tonne for 129,000 ounces of gold.  Lake Shore Gold announced updated resource estimates (inclusive of reserves) including: measured and indicated resources at Timmins West Mine of 5,978,000 tonnes at an average grade of 5.5 grams per tonne for

1,061,000 ounces of gold, and at Bell Creek Mine of 4,685,000 tonnes at 4.7 gram per tonne for 710,000 ounces of gold; inferred resources of 3,549,000 tonnes at 5.4 grams per tonne at Timmins West Mine and 6,080,000 tonnes at 4.6 grams per tonne at Bell Creek Mine.

•                  Lake Shore Gold entered into a revised agreement with Revolution Resources Corp. to sell to Revolution 100% of the Corporation’s Mexican property portfolio, subject to certain net smelter returns royalties retained by Lake Shore Gold, for 20,000,000 common shares of Revolution, issuable on closing, and, on or before December 31, 2017, CDN$5,000,000 in cash or common shares valued at the greater of $0.20 and a five day volume weighted average trading price.

•                  Lake Shore Gold drew down the $35 million Standby Line under the Facility with Sprott Resource Lending Partnership.

•                  Lake Shore Gold completed the second stage of its mill expansion, achieving a processing capacity of over 3,000 tonnes per day, representing an increase of 50% from operating levels in 2011 prior to commencing the expansion.

•                  Lake Shore Gold amended the terms of the Facility with Sprott in order to extend the maturity of the Standby Line to November 30, 2016 (prior to the amendment the Standby Line was due in full on January 1, 2015), payable in 18 equal monthly payments of outstanding principal plus accrued interest starting on June 30, 2015.  The Corporation also elected to repay $5 million of the Standby Line, reducing the principal balance to $30 million.

•                  Lake Shore Gold produced 134,600 ounces of gold in 2013 from processing 952,700 tonnes at an average grade of 4.6 grams per tonne.

DESCRIPTION OF BUSINESS

General

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. Lake Shore Gold is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill, with an operating capacity of over 3,000 tonnes per day. In addition to current operations, properties such as Fenn-Gib, 144, Gold River Trend, Marlhill, Vogel and Schumacher provide the Corporation with significant potential for future development projects and additional discoveries in Timmins in support of future growth. Lake Shore Gold also owns extensive land positions throughout other parts of the Abitibi Greenstone belt in Northern Ontario and Quebec, which provide attractive longer-term exploration potential.

Principal Properties

1.              Timmins West Complex

The Corporation’s Timmins West Complex covers an area of approximately 130 square kilometers and hosts the Corporation’s operating Timmins West Mine, exploration-stage projects at the Gold River Trend and 144, and a large area of highly prospective ground. All mineral production from the Timmins West Complex is subject to a 2.25% net smelter returns royalty in favour of Franco-Nevada Corporation (“FNV”).

a.              Timmins West Mine

The Timmins West Mine comprises the Timmins Deposit, which has been in commercial production since January 1, 2011, and the Thunder Creek Deposit, which was placed into commercial production on January 1, 2012.  Lake Shore Gold originally optioned a 50% interest in the Timmins Deposit property from Holmer Gold Mines Limited (“Holmer”) and later consolidated ownership of the Timmins Deposit property in 2004 through a business combination with Holmer. The Timmins Deposit property consists of a contiguous block of 23 claims (12 leased claims, which are grouped into two 21-year leases and 11 individual patented claims) covering approximately 395 hectares. All 23 claims cover both mining and surface rights. The Thunder Creek property is a 54-claim unit package adjacent to and southwest of the Timmins Deposit property. The Thunder Creek property was also originally held through a joint venture following the exercise of an option, and in November 2009 Lake Shore Gold completed a business combination with West Timmins Mining Inc. (“WTM”) consolidating ownership of the Thunder Creek property.

In March 2012, Franco-Nevada Corporation paid the Company $35 million for a 2.25% NSR royalty on the sale of minerals from the Timmins West Mine (and surrounding areas). In addition, there are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these royalties, a 1% NSR royalty related to Thunder Creek, involves areas of known mineralization.

A total of 107,151 ounces of gold was produced at Timmins West Mine in 2013, which resulted from processing 747,491 tonnes with an average head grade of 4.63 grams of gold per tonne at a recovery rate of 96.26%.

Among the work completed at the Timmins West Mine in 2013 were 10,700 metres of total mine capital and operating development. At Timmins Deposit, the ramp approached the 870 Level with level development advancing on the 750, 770, 790, 810, 830 and 850 levels. The ramp in the lower mine at Thunder Creek advanced upwards to the 590 Level and down to the 765 Level with level development focused mainly on the 765, 730, 695, 660, 625 and 590 levels. Other components of the Company’s 2013 capital program at Timmins West Mine included establishment of an underground paste fill distribution system, completion of a diamond drill drift on the 790 Level of Timmins Deposit, commissioning of a ventilation system from the 730 to 870 levels at Timmins Deposit and completion of a waste pass at Thunder Creek from 730 Level to surface.

A total of 64,000 metres of in-mine drilling was completed in 2013. Drilling during the year was focused between the 790 and 830 levels at the Timmins Deposit and between the 660 and 765 levels at Thunder Creek.  Drilling at the Timmins Deposit was completed mainly with two drill rigs and targeted the downward extension of the UM5 and FW zones between the 790 and 830 levels, which contained key mining blocks for the second half of 2013 and beyond.  Drilling at Thunder Creek was completed with two drill rigs and targeted new stoping blocks in the Prophyry and Rusk zones near the 765 and 660 levels.

b.              Gold River Trend

The Gold River Trend is an east-west trending mineralized deformation and alteration zone, traced for over 3 kilometres, located on the south side of the Timmins West sedimentary basin. The Gold River Trend is interpreted as a branch fault from the Destor Porcupine Fault.  The Gold River Trend varies from 50 to 200 metres in width and is dominated by strongly sheared and hydrothermally altered sedimentary and volcanic rocks which have been intruded by lenses of porphyry. Work to date indicates that at least 15 different zones of gold mineralization exist with potential for being defined as narrow high grade or wide bulk resources. In most cases the mineralization is closely associated with pyrite-arsenopyrite-ankerite-quartz veins.

In February 2012, the Corporation published a resource estimate for the Gold River Trend property that includes an indicated resource of 690,000 tonnes at 5.29 gpt for 117,400 contained ounces of gold, and an inferred resource of 5,273,000 tonnes at 6.06 gpt for 1,027,800 contained ounces of gold. The resources are contained within two deposits, the East Deposit and West Deposit and lie within approximately 4.0 kilometres of the Timmins West Mine shaft.

In addition to the royalty in favour of FNV, certain claims along the Gold River Trend are subject to net smelter returns royalties ranging from 2% to 5%.

c.               144 Property

The 144 Property consists of 34 staked claims covering approximately 4.0 kilometres of the same volcanic/ultramafic intrusive/sedimentary contacts found at the Timmins West Mine.  Drilling at 144 has intersected multiple zones of gold mineralization located along a 1.2 kilometre stretch of the contact and associated with porphyritic intrusions similar to those which host some of the broadest and highest grade intercepts from the Thunder Creek Deposit. Given the shallow nature of the drilling and that the grades and widths of mineralization increased with depth, the potential to expand the known mineralization within the initial 1.2 kilometre area, as well as to the north and along strike, is considered excellent.

In addition to the royalty in favour of FNV, certain claims in the 144 land package are subject to net smelter returns royalties ranging from 2% to 5%.

2.              Bell Creek Complex

The Bell Creek Complex is an area of approximately 32 square kilometers that includes the Bell Creek Mine and Mill, together with the contiguous Marlhill, Vogel and Schumacher properties, as well as numerous other projects at various stages of exploration.

a.              Bell Creek Mine

The Bell Creek Mine comprises 3 crown mining leases and 5 freehold patents. Mineral production from the Mine is subject to a 2% net smelter returns royalty in favour of Goldcorp.

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings. Commercial production was declared at the Bell Creek Mine as of January 1, 2012.

During the year ended December 31, 2013, a total of 27,413 ounces of gold was produced (205,203 tonnes with an average grade of 4.41 grams of gold per tonne at a recovery rate of 94.14%). Production in 2013 was primarily in the North A Deep and Hanging Wall zones between the 505 and 625 levels with sill development to the 685 Level.

During the year, 6,320 metres of capital and operating development were completed, including advancing the ramp from surface to the 715 Level and advancing level development mainly on the 625, 640, 655, 670 and 685 levels.

A total of approximately 7,860 metres of in-mine drilling was completed at the Bell Creek Mine during 2013.

b.              Bell Creek Mill

The Bell Creek mill is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by a “Carbon-In-Pulp” (“CIP”) process for gold recovery. The mill also includes associated buildings and surface infrastructure, offices and an approved tailings area. The facility had been placed on care and maintenance in 2002.  At the beginning of 2009, the mill had been refurbished with an initial capacity of 800 tonnes per day and was subsequently refurbished to a capacity of 1,500 tonnes per day near the end of the third quarter of that year. Since then the Mill has been expanded several times: in 2010 to a capacity of 2,000 tonnes per day; in 2012 to 2,500 tonnes per day; and in 2013 to 3,000 tonnes per day.

c.               Vogel/Schumacher

The Vogel/Schumacher properties cover approximately 1.6 kilometres between Goldcorp Inc.’s high-grade Hoyle Pond Mine and Lake Shore Gold’s Bell Creek Mine.  Gold mineralization at Vogel/Schumacher is hosted by a sequence of variably altered and veined steeply south dipping mafic volcanics. The alteration and veining occurs in two main forms either steeply dipping zones at the contact with ultramafic volcanics or as flat vein systems within the mafic volcanics.

Gold mineralization occurs in eight zones which are associated with quartz veining, pyrite mineralization and ankerite/albite/sericite alteration. Mineralized/altered zones vary from less than a metre to in excess of 20m in width. Gold values are associated with the quartz veining, the mineralized alteration envelopes about the veins and intervals of increased pyrite content. Modelling and resource estimation shows the presence of both a broad lower grade resource that could be suitable for an open pit and a narrower style of mineralization that would be more amenable to underground mining.

In May 2011, Lake Shore Gold published an estimate of both open pit and underground resources for the Vogel/Schumacher deposit that included an indicated mineral resource of 2.2 million tonnes at an average grade of 1.75 gpt containing 125,000 ounces of gold, and inferred mineral resources of 1.5 million tonnes grading 3.60 gpt containing 168,800 ounces of gold. The deposit remains open down-dip.

Both Vogel and Schumacher are subject to royalties on mineral production of up to 3% of net smelter returns.

d.              Marlhill

The Marlhill property is located north-east of the Bell Creek Mine and is a former producing mine. In May 2011, Lake Shore Gold released an estimate for the Marlhill property of indicated resources of 395,000 tonnes at an average grade of 4.52 gpt for 57,400 contained ounces of gold. The resources are at shallow depths, mainly above the 360 metre level. All resources at Marlhill were estimated assuming an underground mining scenario. The resource estimate was for the M1 vein only and was prepared using historical drill information. Lake Shore Gold has completed only limited drilling at Marlhill.

Previous diamond drilling programs conducted by former operators at Marlhill have been successful in tracing the M1 vein, the primary vein identified and mined previously, to a strike length of 500 metres to 600 metres and to a vertical depth of 400 metres to 500 metres from surface. The current resource for the Marlhill deposit, incorporating the M1 vein only, extends to an approximate depth of 360 metres, while historic mining extended to a depth of only 150 metres. Based on work to date, neither the depth extent of the M1 Zone at Marlhill nor the extent along strike has been defined. The mineralization at Marlhill is located within 700 – 800 metres of the Bell Creek Mine, making it readily accessible using the Bell Creek Mine infrastructure.

Any mineral production from the Marlhill property is subject to a 2% net smelter returns royalty in favour of Goldcorp.

3.              Fenn-Gib

The Fenn-Gib Project is located approximately 60 kilometres east of Timmins and 20 kilometres east of Matheson. The Project consists of 171 mining claims, patents and leases covering approximately 29 square kilometres. Geologically, Fenn-Gib lies along the east extension of the Destor Porcupine Fault Zone (“DPFZ”) and Pipestone Fault Zone (“PFZ”), near a major change in trend from southeasterly to east–west which is interpreted as a major dilatent zone. Associated with the interpreted dilatent zone are a number of syenitic intrusions and a major east-west trending Arrow fault. Fenn-Gib overlies a southeast trending contact between mafic volcanic (Kidd Munroe Assemblage) and sedimentary rocks (Hoyle Group) which follows the trend of the PFZ and has been intruded by a series of mafic to syenitic intrusions. A portion of the land position being acquired lies approximately four kilometres to the south of the main Fenn-Gib Project and covers 6 kilometres of strike length along the DPFZ. This land position, called Guibord Main, contains a mixture of mafic to ultramafic volcanics, which have also been intruded by syenite. This geologic setting has some strong similarities to the geology found west of Timmins where Lake Shore Gold is in commercial production at its Timmins West Mine.

In November 2011, Lake Shore Gold published a resource estimate for the Fenn-Gib project that included an indicated resource of 40.8 million tonnes grading 0.99 gpt for a total of 1.30 million contained ounces of gold, and an inferred resource of 24.5 million tonnes at 0.95 gpt for a total of 0.75 million contained ounces of gold. Most of the resources are in the Main Zone, which is located in the northern portion of the Fenn-Gib property. Mineralization in the Main Zone consists of broad disseminated mineralization surrounding a distinct flexure of the PFZ and mafic volcanic-sedimentary contact where it has been intruded by mafic and syenitic intrusive rocks. The most common style of gold mineralization consists of quartz-carbonate veins, stringers and breccias hosted within intensely altered volcanic rocks and syenitic intrusions with lesser amounts being associated with fine crystalline pyrite in altered sediments and volcanic rocks.

Certain claims in the Fenn-Gib land package are subject to net smelter returns royalties ranging from 2% to 3%.

Production

Lake Shore Gold generates revenue through the extraction and sale of gold from underground mineral deposits at the Timmins West Mine.  Commercial gold sales during 2013 totalled 135,550 ounces at an average price per ounce of US$1,377, for gold revenues of US$186.7 million.  Commercial gold sales during 2012 totalled 79,742 ounces at an average price per ounce of US$1,666, for gold revenues of US$133 million. All gold sales were to arm’s length institutional purchasers.

At the Timmins West Mine, a production shaft is the primary access to the underground workings and is used to transfer ore and waste to surface. The shaft, sunk in close proximity to the Timmins Deposit, penetrates to 710 meters below surface. The 5.5m concrete lined shaft includes two 12 tonne capacity skip compartments, a service cage compartment, and a service compartment for piping and electrical services.

There is a 5.0 metre wide by 5.0 metre high ramp that extends from surface at the Timmins Deposit to the 290 metre level.  In the lower part of the Timmins Deposit, a ramp from 480 metre level currently approaches the 870 metre level.  Two connections exist between the Timmins and Thunder Creek deposits: a haulage ramp from the shaft at the 200 metre level at the Timmins Deposit connects to the Thunder Creek Deposit at the 300 metre level; and a haulage ramp extending from the 650 metre level at the Timmins Deposit connects to the Thunder Creek Deposit at the 730 metre level.  At the Thunder Creek Deposit, a ramp extends from the 280 metre level to the 395 metre level.  In the lower part of Thunder Creek a ramp from the 590 metre level extends to the 765 metre level.

Broken ore and waste rock at Timmins West Mine are hauled primarily to separate ore and waste dumps/rockbreaker arrangements near the shaft at 650L.  Broken material is dumped onto grizzlies and sized through 0.35 metre by 0.35 metre grizzly openings with stationary hydraulic rockbreakers. The product is then gravity fed into the loading pocket and loaded into 12 tonnes skips for hoisting to surface.

At the Bell Creek Mine the primary access to the underground workings is via an existing portal and main ramp from surface. The main ramp is 5.0 metre wide by 5.0 metre high and currently extends to the 715L. There is an existing 6.3 metre by 2.6 metre rectangular, three-compartment timbered shaft. The shaft is 290 metres deep. A main shaft station exists at the 240L. The headframe and hoisting facilities remain in place, but are currently not being used. Material at Bell Creek Mine is drawn out by scoop trams and trucked to surface up the ramp.

Sale of Gold

There is a worldwide gold market into which Lake Shore Gold sells gold. As a result, the Corporation will not be dependent on a particular purchaser for its sales of gold, and the Corporation is not required to undertake any marketing efforts in order to sell its gold, provided that it is selling the gold at the prevailing market price. The Corporation produces gold doré bars at its Bell Creek Mill.  Because doré is an alloy consisting primarily of gold but also containing silver and other metals, doré bars are sent to refiners to produce bullion that meets the required market standard of 99.99% pure gold.  All gold doré produced by the Bell Creek Mill is shipped to Johnson Matthey Ltd. for processing at its refinery in Brampton, Ontario, Canada. Lake Shore Gold actively manages sales by soliciting offers from arm’s length institutional purchasers for a specified number of ounces of gold (and any silver byproduct resulting from the refining process).  Ownership of the refined gold and any silver is generally transferred to the purchaser at the refinery, but from time to time Lake Shore Gold may transfer ownership of the doré directly to a purchaser when it leaves the mill.  Lake Shore Gold does not currently undertake any hedging activity.

Specialized Skill and Knowledge

The skill and knowledge required to develop a producing mine includes experience in exploration, development, construction, mine operations, metallurgical processing and environmental compliance. Lake Shore Gold employs a number of technical personnel with relevant experience, education and professional designations, and constantly evaluates the need for additional employees with particular expertise.  In addition, from time to time, as necessary, Lake Shore Gold engages professionals in geological, metallurgical, engineering, environmental and other relevant disciplines as consultants.  Lake Shore Gold endeavours to maintain attractive remuneration and compensation packages in order to attract and retain personnel with the necessary qualifications, skills and experience, and to date has been able to meet the Corporation’s staffing requirements.

Competitive Conditions

The mining industry is intensely competitive and Lake Shore Gold must compete in all aspects of its operations with other mining companies, including many large established mining companies having substantial capabilities and greater financial and technical resources than Lake Shore Gold. As a result, Lake Shore Gold may be at a disadvantage with respect to the acquisition and development of mining properties. Lake Shore Gold also competes with other mining companies for qualified employees, and may not be able to offer the same level of compensation as other mining companies. Significant growth in the mining industry over the past several years has increased the demand for experienced miners and qualified technical personnel. If the Corporation were unable to attract and retain appropriate personnel, it could delay the development and exploitation of the Corporation’s assets, and other plans.

Components

Lake Shore Gold sources machinery, parts and services from local businesses wherever possible, but also procures components from large national and multinational suppliers to the mining industry. The Corporation orders mine inventory items, mill components, consumables, and other items that are necessary for continued operation in advance to ensure delivery when needed to avoid production or development delays.  Both the Bell Creek Mine and Timmins West Mine are located near the City of Timmins, with ready access to both sites by provincial highways.  The City of Timmins also has an airport through which smaller cargo is regularly transported.

Cycles

The gold mining and exploration business is highly dependent on the price of gold, which is set by market forces and factors beyond the cost of production and has historically been volatile. Since the Corporation does not have control over the selling price of its production, a decrease in the market price of gold will negatively affect the Corporation’s revenues.

Environmental Protection

Lake Shore Gold’s mining and milling operations are regulated by licenses issued by the Province of Ontario allowing the Corporation to: (i) draw fresh water from local rivers; (ii) store waste material and tailings from mining and milling operations in containment ponds built and maintained by the Corporation; (iii) discharge treated water to local waterways; and (iv) release emissions into the air.  The activities governed by these licences are important to the regular mining activities of the Corporation, and the loss of a licence or the failure to obtain new licences when required could delay or stop the Corporation’s activities or plans.  The terms of Lake Shore Gold’s licences are similar to those of other mining companies operating near the Corporation’s properties, and do not place Lake Shore Gold at a competitive disadvantage compared to other mining companies.

Environmental monitoring data is maintained, and environmental incidents and accidents are reported and addressed immediately. The cost of regular compliance with environmental controls is not significant, but a significant accident resulting in the discharge of contaminants to the environment could result in significant clean up costs and penalties, which would have a material effect on the Corporation’s financial position.

Lake Shore Gold continuously strives to improve its environmental performance, and will spend approximately $9 million this year on capital improvements related to water management.  In addition, there are known future environmental obligations relating to mine reclamation and closure activities. These activities are site specific and are governed by the Closure Plans filed with the Ontario Ministry of Northern Development and Mines. Lake Shore Gold has already provided for the estimated costs of closure of approximately $5.2 million by posting letters of credit with the Ministry of Northern Development and Mines.

Employees

Lake Shore Gold had 433 employees at the end of 2013.

Social and Environmental Policies

Lake Shore Gold is committed to the long-term well-being of the communities in which it operates.  Lake Shore Gold is sensitive to concerns regarding the activities carried on by mining companies and works with communities and organizations to alleviate those concerns.  Lake Shore Gold regularly consults with local First Nation communities in respect of its projects, and has entered into an Impact and Benefits Agreement in respect of the Timmins West Complex that provides for education and training of First Nations’ members, employment opportunities, environmental care, and collaborative business opportunities.  Lake Shore Gold is working on implementing a similar arrangement with First Nations in respect of the Bell Creek Complex.

Risk Factors

The following is a brief description of those distinctive or special characteristics of Lake Shore Gold’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, Lake Shore Gold’s financial performance, business and operations.

Dependence on Timmins West Mine and Bell Creek Mill

Lake Shore Gold’s operations at the Timmins West Mine will account for the majority of the Corporation’s production for the foreseeable future, all of which will be processed at the Bell Creek Mill.  Any adverse condition affecting mining or milling conditions at the Timmins West Mine or the Bell Creek Mill could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations. The Corporation also anticipates using revenue generated by its operations at the Timmins West Mine in the future to finance a substantial portion of the exploration and capital expenditures required at its development projects.  Unless the Corporation can successfully bring into production other mineral projects on its existing properties, or otherwise acquire gold-producing assets, the Corporation will be dependent on the Timmins West Mine for the majority of its gold production and revenues. Further, there can be no assurance that the Corporation’s current exploration and development programs at its properties will result in any new economically viable mining operations or yield new mineral resources to replace and expand current mineral resources.

Uncertainty of Production Estimates

The Corporation’s gold production may fall below estimated levels if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mining or treatment, or dilution increases. In addition, production may be unexpectedly reduced as a result of mining accidents such as cave-ins, rock falls, rock bursts or flooding, or as a result of other operational difficulties.  Accordingly, there can be no assurance that the Corporation will achieve current or future production estimates.

Mineral Exploration, Development and Production Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production and there is a risk that none of the Corporation’s properties, other than the Timmins West Mine and Bell Creek Mine, will ultimately be developed into mines.  Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities.  Other risks involved in extraction operations and the conduct of exploration programs include unusual or unexpected formations, formation pressures, seismic activity, fires, power outages, labour disruptions, flooding, explosions, rock bursts, cave-ins, landslides, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, fuel, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in increased costs, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although Lake Shore Gold carries liability insurance with respect to its mineral exploration operations, Lake Shore Gold may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves.

Uncertainty of Mineral Resources and Reserves

The figures for mineral resources and reserves stated in this AIF, or in the documents incorporated by reference, are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  Market price fluctuations of gold, in addition to increased production costs or reduced recovery rates may render resources uneconomic.  Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

Until mineral reserves or mineral resources are actually mined and processed, mineral resource and mineral reserve grades must be considered as estimates only.  In addition, mineral reserves and mineral resources may vary depending on, among other things, metal prices and currency exchange rates.  Any material change in mineral reserves, mineral resources, grade or dilution may affect the economic viability of the properties.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Corporation’s mineral projects, other than the Timmins West Mine and Bell Creek Mine, which are in commercial production, are in the exploration stage. Until mineral resources on these exploration properties are categorized as mineral reserves, the known mineralization at these projects is not determined to be economic. The Corporation’s ability to put its exploration properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditures made in the exploration of the Corporation’s mineral properties will result in the identification of commercially recoverable quantities of ore or that mineral reserves will be mined or processed profitably. Greater assurance may require completion of comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic.

Risk of Flooding

In previous years, Lake Shore Gold has experienced significant water flows onto its properties as a result of the spring thaw in Timmins. Once on the Corporation’s properties, this water must be treated as any other water which the Corporation seeks to discharge from its properties and must meet environmental standards.  This means that the Corporation is required to store and potentially treat the water, and to limit discharge to the approved limits under the Corporation’s permits.  If the amount of such water flowing onto the properties exceeds the capacity of the Corporation’s storage ponds, the Corporation may be required to store water in underground areas of its mines, limiting its ability to operate in those areas.  Production and capital development could be delayed if the Corporation cannot operate in necessary areas as a result of such flooding, which could cause the Corporation to miss production targets and to lose revenue.  The Corporation may also incur additional costs as a result of such flooding, both in dealing with the excess water and in remediating any damage resulting from flooding.  Lake Shore Gold plans to spend approximately $9 million in 2014 to improve its water management infrastructure.

Risk of Project Delay

There are significant risks that the commencement and completion of construction of a mine on any of the Corporation’s properties could be delayed due to circumstances beyond the Corporation’s control. Such risks include delays in obtaining environmental and construction authorizations and permits, delays in finalizing all necessary detailed engineering and construction contracts, as well as unforeseen difficulties encountered during the construction process.

The Corporation May Not Meet Key Production and Other Cost Estimates

A decrease in the amount and a change in the timing of the production outlook for the Corporation will directly impact the amount and timing of the Corporation’s cash flow from operations. The actual impact of such a decrease on the Corporation’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the amount or timing of these projected cash flows that would occur due to production shortfall, changes in prices or costs, labour disruptions, or reduced availability of required equipment or suppliers may require that the Corporation seek additional financing to fund operational or capital expenditures.

Global Financial Condition

Global financial conditions in recent years have been characterized by weakness and uncertainty, and access to public financing has been negatively impacted by disruptions in the credit and capital markets. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future on terms favourable to the Corporation.  Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be significant or prolonged, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

Fluctuation of Mineral Prices

The success of the Timmins West Mine, Bell Creek Mine, and the Corporation’s other properties will be primarily dependent on the future price of gold.  Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Corporation.  Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.  The price of gold has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, the Corporation’s properties to be impracticable or uneconomic.  Depending on the price of gold, projected cash flow from planned mining operations may not be sufficient and the Corporation could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties.  Future production from the Corporation’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.  Lake Shore Gold does not currently engage in any hedging activity and is fully exposed to changes in the gold price, but may in the future enter into hedging arrangements with respect to its gold-denominated obligations under the Gold Loan with Sprott.

Furthermore, recalculating reserve and resource estimates and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges.  In addition to adversely affecting the Corporation’s mineral resource and reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency Fluctuations

Currency fluctuations may affect the costs the Corporation incurs in its operations and may affect the Corporation’s operating results and cash flows. Gold is sold throughout the world based principally on the U.S. dollar price, but the Corporation’s operating and capital expenses are incurred in Canadian dollars. The appreciation of the Canadian dollar against the U.S. dollar can reduce the Corporation’s revenues relative to the costs at the Corporation’s operations, making such operations less profitable.  Lake Shore Gold does not engage in any hedging activity and is fully exposed to changes in exchange rates.

Fluctuations in External Factors Affecting Costs

The Corporation’s production costs are dependent on a number of factors, including refining charges, production royalties based on the price of gold, and the cost of inputs used in mining operations, including equipment, labour (including contractors), steel, chemical reagents and energy. All of these factors are beyond the Corporation’s control. If the Corporation’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

History of Net Losses; Uncertainty of Additional Financing

Prior to January 1, 2011, the Corporation had not recorded any revenues from operations nor had the Corporation operated in commercial production on any property. Despite the commencement of commercial production at the Timmins Deposit on January 1, 2011, and at Thunder Creek and Bell Creek Mine on January 1, 2012, there can be no assurance that significant losses will not continue to occur or that the Corporation will be profitable in the future.  There is no assurance that Lake Shore Gold’s operations will ever provide a return on investment in the future. The Corporation has not paid dividends in the past and has no current plans to pay dividends in the future.

The Corporation’s operating expenses and capital expenditures may increase with mining activities at Timmins West Mine and Bell Creek Mine, and advancing exploration, development and commercial production of other properties in which the Corporation has an interest. The Corporation may continue to incur losses unless and until such time as it generates sufficient revenues from commercial production to fund all of its continuing operations. The development of the Corporation’s properties may require the commitment of substantial resources.

The Corporation may require additional financing from external sources in order to fund future capital and operating costs.  There can be no assurance that such financing will be available to the Corporation or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Corporation, the interests of shareholders in the net assets of the Corporation may be diluted.  Any failure of the Corporation to obtain required financing on acceptable terms could have a material adverse effect on the Corporation’s financial condition, results of operations and liquidity and require the Corporation to cancel or postpone planned capital investments.

Limitations under Credit Facility

The Corporation’s secured credit facility limits, among other things, the Corporation’s ability to permit the creation of certain liens, make investments, dispose of the Corporation’s assets or, in certain circumstances, pay dividends. In addition, the credit facility limits the Corporation’s ability to incur additional indebtedness and requires the Corporation to maintain specified financial ratios and meet financial condition covenants. Events beyond the Corporation’s control, including changes in general economic and business conditions, may affect the Corporation’s ability to satisfy these covenants, which could result in a default under one or both of the credit facilities or the notes. If an event of default under the credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Corporation may not have sufficient funds to repay amounts owing under such agreements.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of Lake Shore Gold, including exploration, development activities and commercial production are and will be governed by laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Lake Shore Gold has received all necessary permits for the mining operations and the exploration and development work it is presently conducting, but there can be no assurance that all permits, if any, which Lake Shore Gold may require for future exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Lake Shore Gold may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions.  Lake Shore Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  Lake Shore Gold is not currently covered by any form of environmental liability insurance.  See “Insurance Risk” below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration and development companies, or more stringent implementation thereof, could have a material adverse impact on Lake Shore Gold and cause increases in capital expenditures or require abandonment of, or delays in, exploration.

Uncertainty in Executing, Managing and Integrating Acquisitions

The Corporation occasionally evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Corporation’s business and may expose the Corporation to new geographic, political, operating, financial or geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Corporation’s ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Corporation may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Corporation to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

Terms under which Lake Shore Gold acquired or may acquire interests in certain properties provide that Lake Shore Gold must over certain time periods expend certain minimum amounts on the exploration of the properties, make payments, or contribute its share of ongoing expenditures.  If Lake Shore Gold fails to make such payments or expenditures in a timely fashion, Lake Shore Gold may lose its interest in those properties.  Further, with respect to any exploration property, Lake Shore Gold may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on such properties.

Lake Shore Gold has Limited Mineral Reserves

Mineral resources are inventories of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors.  Additional work is required before Lake Shore Gold can demonstrate whether mineral resources may be economically viable and if any of its properties other than the Timmins West Complex and the Bell Creek Complex have a body of commercially viable ore. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Lake Shore Gold makes on its properties do not result in discoveries of mineralization that can be economically recovered, the value of exploration and acquisition expenditures may be lost and the value of Lake Shore Gold stock will be negatively impacted.

The Corporation has not prepared feasibility studies for either the Timmins West Mine or the Bell Creek Mine.  Feasibility studies typically serve as the basis for a production decision, demonstrating with a higher degree of certainty that extraction is reasonably justified (economically mineable).  The decision to proceed without these comprehensive studies of the mineral projects carries significant risks as a result of the lower level of confidence of the information used, which could lead to either or both higher production costs and lower production levels.  If the Corporation is unable to realize sufficient profit from its gold mining operations to support the costs of sustaining the Corporation, the Corporation would incur losses and any investment in the Corporation could be negatively affected.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, the mineral property may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Corporation has an interest, which, if successful, could result in the loss or reduction of the Corporation’s interest in the properties.

Although title to its material properties has been reviewed by or on behalf of Lake Shore Gold, no assurances can be given that there are no title defects affecting the properties.  Title insurance generally is not available for mining claims in Canada and Lake Shore Gold’s ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained.  Lake Shore Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests, therefore, the precise area and location of such claims may be in doubt.  The properties may be subject to prior unregistered liens, agreements, transfers or claims including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Lake Shore Gold may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Obligations and Potential Liabilities with Respect to Acquired Properties

Under agreements for the acquisition of existing and future properties, Lake Shore Gold has assumed or may assume liabilities relating to the mineral properties, surface buildings, mill and tailings, past, present and future. While Lake Shore Gold conducts due diligence with a view to determining, among other things, what these obligations and liabilities may be, there is no assurance that Lake Shore Gold has been or will be able to determine accurately the existence or extent or potential cost of any such obligations and liabilities. Failure to determine adequately or at all the existence or extent or potential cost of any such obligations and liabilities could, in the future, have a material adverse impact on Lake Shore Gold’s profitability, business prospects, results of operations and financial condition.

Environmental Risks

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive.  Lake Shore Gold cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.

Previous mining operations may have caused environmental damage at certain of Lake Shore Gold’s properties.  It may be difficult or impossible to assess the extent to which such damage was caused by Lake Shore Gold or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations.  Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.  Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Risks Associated with Joint Venture Agreements

Lake Shore Gold’s interests in various of its properties may, in certain circumstances, become subject to the risks normally associated with the conduct of joint ventures. In the event that any of Lake Shore Gold’s properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Lake Shore Gold’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Lake Shore Gold’s business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

Lake Shore Gold’s rights to acquire an interest in certain resource properties may have been granted by third parties who themselves held only a lease or an option to acquire such properties.  If such persons fail to fulfill their obligations, Lake Shore Gold could lose such interest in the properties and may have no meaningful recourse, as it may not have any direct contractual arrangements with the underlying property holders.

Insurance Risk

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, ground or stope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, forest fires, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all potential risks associated with its operations.  The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms.  The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The Corporation’s business is intensely competitive, and the Corporation competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties which can be developed and produced economically; (ii) the technical expertise to find, develop, and produce from such properties; (iii) the labour to operate the properties; and (iv) the capital for financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Corporation. Such competition may result in the Corporation being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Corporation’s inability to compete with other mining companies could have a material adverse effect on the Corporation’s results of operations.

Dependence on Key Management and Employees

The success of the operations and activities of Lake Shore Gold is dependent to a significant extent on the efforts and abilities of its management, key employees and outside contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation’s business, results of operations and financial condition.  The Corporation’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of key management personnel. The loss of the services of one or more of these individuals could adversely affect Lake Shore Gold’s profitability, results of operations and financial condition. The Corporation faces significant competition for qualified personnel and there can be no assurance that the Corporation will be able to attract and retain such personnel.  The Corporation does not hold key person insurance on any of these individuals.

Volatility of Market Price of Securities

The trading price of the Corporation’s common shares has been and may continue to be subject to large fluctuations which may result in losses to investors.  The trading price of the Corporation’s common shares may increase or decrease in response to a number of events and factors, including:

•                  changes in the market price of gold;

•                  current events affecting the economic situation in Canada, the United States and elsewhere;

•                  trends in the mining industry and the markets in which the Corporation operates;

•                  changes in financial estimates and recommendations by securities analysts;

•                  acquisitions and financings;

•                  quarterly variations in operating results;

•                  the Corporation’s inability to achieve its guidance or meet expectations of market participants;

•                  the operating and share price performance of other companies that investors may deem comparable; and

•                  purchases or sales of blocks of the Corporation’s common shares.

Wide price swings are currently common in the markets on which the Corporation’s securities trade. This volatility may adversely affect the prices of the Corporation’s common shares regardless of the Corporation’s operating performance.  As well, there can be no assurance that an active market for the securities of the Corporation will be sustained.

Impairment of Assets.

In accordance with IFRS, Lake Shore Gold capitalizes certain expenditures and advances relating to its mineral projects. From time to time the carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation, reevaluation of the economic or operating parameters of an existing operation, abandoning a development project, the denial of a permit, or the Corporation’s market capitalization being less than the carrying amounts of its mining properties and plant equipment.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of cash generating units. It is possible that that the actual fair value could be significantly different from those assumptions, and changes in the assumptions will affect the recoverable amount of the mining interests.  In the absence of any mitigating valuation factors, the Corporation’s failure to achieve its valuation assumptions or declines in the fair values of its cash generating units or other assets may, over time, result in impairment charges.

If Lake Shore Gold determines that an asset is impaired, the Corporation will charge against earnings any difference between (i) the carrying amount of the assets and (ii) the estimated fair value less cost to sell of those assets. Any such charges could have a material adverse effect on Lake Shore Gold’s results of operations.

Conflicts of Interest

Certain directors and officers of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest that they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter in accordance with the Canada Business Corporations Act. See “Interest of Management and Others in Material Transactions”.

Mineral Projects

Timmins West Mine

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada” dated March 31, 2014 (the “Timmins West Report”). Each of Eric Kallio and Natasha Vaz is a qualified person under NI 43-101.  The Summary section of the Timmins West Report is attached to this AIF as Schedule B, and readers should consult the Timmins West Report to obtain further particulars regarding the Timmins West Mine. The Timmins West Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

Bell Creek Complex

Dean Crick, P. Geo, Ralph Koch, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “NI 43-101 Technical Report, Resource Estimate Update and Prefeasibility Study and Mineral Reserve Estimate For Bell Creek Mine Hoyle Township Timmins, Ontario, Canada” dated March 28, 2013 (the “Bell Creek Report”). Each of Dean Crick, Ralph Koch and Natasha Vaz is a qualified person under NI 43-101.  The Summary section of the Bell Creek Report is attached to this AIF as Schedule C, and readers should consult the Bell Creek Report to obtain further particulars regarding the Bell Creek Complex. The Bell Creek Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized capital of Lake Shore Gold consists of an unlimited number of common shares of which 416,695,224 are issued and outstanding as of the date of this AIF.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation.  The common shares have no pre-emptive, redemption, purchase or conversion rights.  There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Corporation.  The Canada Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

In addition to the common shares, the Corporation has issued publicly tradable convertible debentures (the “Debentures”). The Debentures were issued under a trust indenture (the “Indenture”). The aggregate principal amount of the Debentures initially authorized for issue comprised $103,500,000.  The Corporation may, from time to time, without the consent of holders of Debentures, issue additional Debentures of the same series or of a different series under the Indenture.  The Maturity Date for the Debentures is September 30, 2017.

The Debentures bear interest at 6.25% per annum, payable semi-annually in arrears on March 31 and September 30 in each year.  The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Corporation and subject to applicable regulatory approval, by payment of common shares. The interest on the Debentures will be payable in lawful money of Canada.

The Debentures will be direct obligations of the Corporation and will not be secured by any mortgage, pledge, hypothec or other charge.

Holders may convert their Debentures into common shares at any time prior to 5:00 p.m. (Toronto time) on the earlier of (i) the business day immediately preceding the Maturity Date and (ii) the business day immediately preceding the date specified by the Corporation for redemption of the Debentures, at a conversion price of $1.40 per common share, being a conversion rate of approximately 714.2857 common shares per $1,000 principal amount of Debentures, subject to adjustment in certain events as described in the Indenture.

On and after September 30, 2015 and prior to the Maturity Date, the Debentures may be redeemed in whole at any time or in part from time to time, at the option of the Corporation on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption, provided that the current market price of the common shares on the date on which the notice of redemption is given is not less than 130% of the conversion price.

On redemption or at maturity, the Corporation will be obligated to repay the indebtedness represented by the Debentures by paying to the debenture trustee in lawful money of Canada an amount equal to the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, together with accrued and unpaid interest thereon. Subject to regulatory approvals and provided that no default or event of default has occurred and is continuing under the Indenture, the Corporation may, at its option, on not more than 60 and not less than 40 days’ prior notice, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or the principal amount of the Debentures which are due on the Maturity Date, as the case may be, in whole or in part, by issuing common shares that are freely tradable in Canada to such holders of the Debentures. Any accrued and unpaid interest thereon must be paid in cash. The number of Common Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, as the case may be, by 95% of the current market price. No fractional Common Shares will be issued on redemption or maturity but in lieu thereof the Corporation will be obligated to satisfy fractional interests by a cash payment equal to the proportionate current market price of such fractional interests.

Dividend Policy

It is not anticipated that the Corporation will pay any dividends on its common shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Corporation’s board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant. As of the date of this short form prospectus, the Corporation has not paid any dividends on the common shares.  While the credit facilities remain outstanding, Lake Shore Gold would require the consent of its secured lenders prior to declaring a dividend or making any distribution to shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the high and low market prices and the volume traded of the common shares on the Toronto Stock Exchange for the most recently completed financial year and the period up to the date of this AIF:

	High $	Low $	Volume
March 2014 (to March 18)	1.00	0.91	11,529,227
February 2014	0.98	0.67	32,944,687
January 2014	0.8	0.5	32,002,518
December 2013	0.55	0.38	18,186,387
November 2013	0.475	0.375	12,248,384
October 2013	0.45	0.35	17,580,436
September 2013	0.53	0.355	19,256,105
August 2013	0.62	0.315	26,098,518
July 2013	0.375	0.315	16,705,154
June 2013	0.375	0.16	29,125,661
May 2013	0.395	0.28	35,214,649
April 2013	0.64	0.35	49,033,552
March 2013	0.7	0.55	19,223,577
February 2013	0.87	0.56	12,847,176
January 2013	0.92	0.73	25,207,115

The following table sets out the high and low market prices (per $100 of principal amount) and the volume traded (based on $100 principal amount) of the Debentures on the Toronto Stock Exchange for the most recently completed financial year and the period up to the date of this AIF (the Debentures were listed and began trading in September 2012):

	High $	Low $	Volume
March 2014 (to March 18)	95.59	94	19,580
February 2014	93.5	86.5	40,090
January 2014	87.99	79	54,310
December 2013	83.81	68.5	27,020
November 2013	77	69	17,180
October 2013	74.75	66	9,700
September 2013	77	70	17,870
August 2013	80	61.5	30,040
July 2013	70	59.5	10,460
June 2013	68.23	59	137,890
May 2013	75.75	57	189,905
April 2013	84.79	72.99	67,550
March 2013	87.5	79	78,680
February 2013	97.25	82.75	30,700
January 2013	98.75	91.5	51,700

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Corporation and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name, Occupation and Security Holding

Non-Executive Directors

ALAN C. MOON Alberta, Canada Age: 68

Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director, Chair of the Board (Independent)

Director since:	2005

Committees:	Audit Committee Corporate Governance & Nominating Committee Compensation Committee

Securities held:	238,700 common shares 208,662 Deferred Share Units 153,000 options to acquire common shares

Principal Occupation:	President of Crescent Enterprises Inc.; Corporate Director

Sits on other boards:	• Northern Superior Resources Inc.

ARNOLD KLASSEN British Columbia, Canada Age: 62

Arnold Klassen is a Chartered Accountant and Certified Public Accountant and has over 35 years of experience in accounting, audit and tax, with over 30 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Audit Committee (Chair) Technical Advisory Committee (Chair) Corporate Governance & Nominating Committee

Securities held:	50,000 common shares 208,662 Deferred Share Units 153,000 options to acquire common shares

Principal Occupation:	President of AKMJK Consulting Ltd.

Sits on other boards:	• Northern Superior Resources Inc.

PETER CROSSGROVE Ontario, Canada Age: 77

Mr. Crossgrove is a member of the Order of Ontario and the Order of Canada and a recipient of the Queen’s Jubilee Medal. Mr. Crossgrove has a B.Comm from Concordia University, an M.B.A from the University of Western Ontario, and was a Sloan Fellow in The Doctoral Program at Harvard University. Mr. Crossgrove was the former Chairman and a founder of Masonite International. Prior to 1993 he was Vice Chairman and acting CEO of Placer Dome Inc. Mr. Crossgrove is currently Executive Chairman of Excellon Resources, a company that produces silver, lead and zinc in Mexico. His charitable service includes sitting as past chairman of the Toronto Western Hospital, The Toronto Hospital, The Princess Margaret Hospital, The Canadian Association of Provincial Cancer Agencies, the Founding Chair and Chair Emeritus of Cancer Care Ontario, and he served as treasurer for Care International based in Brussels. For the past six years he has represented the Province of Ontario on the board of the Canadian Partnership Against Cancer.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Corporate Governance & Nominating Committee (Chair) Compensation Committee Technical Advisory Committee

Securities held:	195,353 common shares 535,167 Deferred Share Units 240,500 options to acquire common shares

Principal Occupation:	Corporate Director

Sits on other boards:	• Excellon Resources Inc. (Executive Chairman) • Dundee REIT (Lead Director) • Detour Gold Corporation (Co-Chair) • Pelangio Exploration Inc. • Orbite Aluminae Inc. • Nordex Explosives Ltd.

JONATHAN GILL Ontario, Canada Age: 69

Mr. Gill is a Professional Engineer who brings more than 45 years of mining experience to the board of Lake Shore Gold, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Compensation Committee (Chair) Health, Safety, Environment & Community Committee (Chair) Technical Advisory Committee

Securities held:	47,138 common shares 413,738 Deferred Share Units 153,000 options to acquire common shares

Principal Occupation:	Independent Consultant

Sits on other boards:	n/a

DIANE FRANCIS Ontario, Canada Age: 67

Diane Francis is the Editor-at-Large at the National Post, a Distinguished Professor at Ryerson University’s Ted Rogers School of Management, and an author and public speaker. Ms. Francis was a director of Aurizon Mines Ltd. from 2007 until its acquisition in June 2013. Ms. Francis currently serves on the boards of the Toronto Symphony Orchestra and the Ryerson University Cabinet.

Position with Corporation:	Director (Independent)

Director since:	2013

Committees:	Corporate Governance and Nominating Committee

Securities held:	121,951 Deferred Share Units

Principal Occupation:	Editor-at-Large at the National Post

Sits on other boards:	n/a

FRANK HALLAM British Columbia, Canada Age: 54

Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd. He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd. Mr. Hallam was a co-founder of MAG Silver Corp. and served as CFO of MAG from 2003 to 2010 and since 2010 serves as a director. From 1994 until 2002 he was a director and CFO of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation. He was a co-founder of West Timmins Mining Inc. and served as CFO from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009. Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand, specialized in their Mining Practice. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Audit Committee Health, Safety, Environment & Community Committee

Securities held:	499,927 common shares 208,662 Deferred Share Units 250,500 options to acquire common shares

Principal Occupation:	Chief Financial Officer of Platinum Group Metals Ltd.

Sits on other boards:	• Platinum Group Metals Ltd. • MAG Silver Corp. • West Kirkland Mining Inc. • Nextraction Energy Corp.

Officers

ANTHONY P. MAKUCH Ontario, Canada Age: 55

President and CEO of the Corporation since March 2008.

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Position with Corporation:	President & Chief Executive Officer, Director

Director since:	2007

Committees:	n/a

Securities held:	300,000 common shares 2,116,067 Performance Share Units 6,660,723 options to acquire common shares

Principal Occupation:	President & Chief Executive Officer of the Corporation

PHILIP C. YEE Ontario, Canada

Vice-President and CFO of the Corporation since May 2013. Chief Financial Officer of Patagonia Gold plc from May 2011 to May 2013; Director, Finance of Centerra Gold Inc. from November 2010 to May 2011; Vice President, Finance for Kumtor Gold Mine (Centerra Gold Inc.) from June 2001 to October 2010.

Phil Yee is a Chartered Professional Accountant (“CPA”) and a Chartered Accountant (“CA”) with over 25 years of experience in the accounting and financial fields and over 10 years of experience in the mining sector. In addition to being a CA, Mr. Yee holds a Bachelor of Commerce degree from the University of Saskatchewan.

Position with Corporation:	Vice-President & Chief Financial Officer

Securities held:	472,439 Performance Share Units 1,021,332 options to acquire common shares

DAN GAGNON Ontario, Canada

Senior Vice President of Operations for the Corporation since 2012; Vice President of Operations from 2011 to 2012; Various roles with Vale from 2008 to 2011, most recently as Mine Manager from 2009 to 2011; Mine General Manager with Goldcorp from 2006 to 2008.

Dan Gagnon joined Lake Shore Gold in June 2011. He is a Professional Geoscientist with approximately 25 years experience. Mr. Gagnon joined Lake Shore Gold from Vale Sudbury, where he held a number of positions, most recently Mine Manager for the Copper Cliff Mine. While at Vale Sudbury, Mr. Gagnon’s responsibilities included merging two operations into one and developing strategic and tactical plans to merge the maintenance function of five mining operations and a mill. Prior to joining Vale Sudbury, he was a Mine General Manager at Goldcorp Inc.’s Red Lake Gold Mines where he successfully integrated two operations and the Company’s contractor workforce. Mr. Gagnon also worked for Placer Dome as General Manager of the Timmins and Musselwhite operations.

Position with Corporation:	Senior Vice President, Operations

Securities held:	478,399 Performance Share Units 1,531,149 options to acquire common shares

ERIC KALLIO Ontario, Canada

Vice President of Exploration for the Corporation since 2008; Geological Consultant from 2004 to 2008 for various companies including Detour Gold Corp, Centerra Gold Corp, Pelangio Mines, Goldeye Exploration, Ursa Major Minerals, Patricia Mining Corp, Silvermet Resources, Strike Minerals, Baffinland Iron Mines, Verena Minerals Corp. He has also held positions with Kinross Gold Corp as Exploration Manger for Eastern Canada and with Placer Dome as Chief Geologist for the Dome Mine.

Eric Kallio is a Professional Geologist with close to thirty years of experience working on exploration and underground and open pit mine planning, scoping and feasibility studies in Canada and abroad.

Position with Corporation:	Vice President, Exploration

Securities held:	481,015 Performance Share Units 1,514,346 options to acquire common shares

MERUSHE VERLI Ontario, Canada

Vice President, Finance since 2008. Corporate Controller of the Corporation from 2007 to 2012; from 1997 to 2007 held various positions with KPMG LLP, the last of which was Senior Manager.

Ms. Verli is a Chartered Accountant with more than a decade of experience in public practice with KPMG. In addition to her accounting experience, Ms. Verli also holds a Bachelors of Economy, a Bachelors of Geology and a PhD in Economic Sciences.

Position with Corporation:	Vice President, Finance

Securities held:	179,377 Performance Share Units 559,728 options to acquire common shares

MARK UTTING Ontario, Canada

Vice President, Investor Relations since 2008; Director, Investor Relations of Extendicare REIT from September 2007 to March 2008; Director, Investor Relations of Sherritt International Corp. from June 2007 to September 2007; Director, Investor Relations of Dynatec Corporation from February 2003 to June 2007.

Mark Utting is a Chartered Financial Analyst with 20 years of investor relations and corporate communications experience, mainly in the mining and financial services industries.

Position with Corporation:	Vice President, Investor Relations

Securities held:	8,100 common shares 185,237 Performance Share Units 607,728 options to acquire common shares

ALASDAIR FEDERICO Ontario, Canada

General Counsel and Corporate Secretary of the Corporation since 2008, and Vice-President since 2012.

Mr. Federico is a business lawyer with experience advising on all aspects of corporate and securities law, commercial matters, governance and compliance. Mr. Federico holds a Bachelor of Commerce from the Rotman School of Management at the University of Toronto and a Bachelor of Laws from the University of Western Ontario.

Position with Corporation:	Vice-President, General Counsel and Corporate Secretary

Securities held:	209,451 Performance Share Units 650,376 options to acquire common shares

NATASHA VAZ Ontario, Canada

Natasha Vaz joined Lake Shore Gold in June 2008 as a Mine Engineer and has held various positions of increasing responsibility and authority with the Corporation, resulting in her appointment as Vice-President, Technical Services in 2013.

Ms. Vaz has over a decade of experience working with senior Canadian-based mining and contracting companies. Prior to Joining Lake Shore Gold, she held a variety of engineering, operations and management level positions with Dynatec Corporation and, prior to that assignment, with Goldcorp Inc. Ms. Vaz holds a BSc degree in Engineering from the University of Toronto and an MBA from the Kellogg-Schulich program at Northwestern University School of Management and the Schulich School of Business at York University. She is a member of the Professional Engineers of Ontario.

Position with Corporation:	Vice-President, Technical Services

Securities held:	92,683 Performance Share Units 322,083 options to acquire common shares

CHRISTINA OUELLETTE Ontario, Canada

Vice President of Human Resources for the Corporation since November 2009; Director of Human Resources for the Corporation from October 2008 to November 2009; Manager of Human Resources for FNX Mining Co. from 2006 to 2008; Manager of Human Resources for the Sudbury Operations of the Dynatec/FNX Joint Venture from 2004 to 2005; Manager of Human Resources for Domtar, Ontario Forestry Division, from 1998 to 2004.

Ms. Ouellette is a Certified Human Resource Professional with over twenty years of senior management experience. Ms. Ouellette has a strong background and considerable experience in labour relations, employee relations, recruitment, talent and succession planning, compensation planning, and providing strategic HR direction and guidance in support of business objectives.

Position with Corporation:	Vice President, Human Resources

Securities held:	6,880 common shares 196,459 Performance Share Units 664,650 options to acquire common shares

In total the directors and officers of Lake Shore Gold own, directly or indirectly, 1,346,098 common shares of the Corporation which is equal to approximately 0.3% of the issued and outstanding share capital as at March 18, 2014.

None of the Directors or Officers of the Corporation has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years, and none has been a director or officer of a company that has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years.

Conflicts of Interest

See “Interest of Management and Others in Material Transactions” and “Risk Factors - Conflicts”.

AUDIT COMMITTEE

Charter

The Charter of the Audit Committee is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Audit Committee consists of three independent directors: Arnold Klassen (Chair), Alan Moon and Frank Hallam, all of whom are financially literate.

Relevant Education and Experience of Audit Committee

Arnold Klassen (Chair of the Audit Committee) is a Chartered Accountant with more than 30 years of accounting and finance experience, of which over 25 years has been in the mining industry. He was employed by Dynatec for 20 years, and from 1994 to 2007, prior to his retirement, he held the position of VP, Finance. From 1977 to 1984 Mr. Klassen was employed by KPMG where he earned his CA designation in 1979. He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Mr. Hallam has extensive operating and corporate finance experience at the senior management level, having served as CFO with several publicly listed resource companies since 1994. He was previously an auditor with Coopers and Lybrand, in their Mining Practice. He is a chartered accountant and has a degree in business administration. He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Alan C. Moon is a former senior executive with significant business experience, both internationally and domestically, with resource-based companies. Mr. Moon is a professional engineer with an MBA, and has served on the board of directors of a number of other public and private companies. He has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Board of Directors has adopted all recommendations of the Audit Committee regarding nomination or compensation of the external auditors.

Pre-Approval Policies and Procedures

The Audit Committee has established a policy of pre-approving all non-audit services to be performed for the Corporation by its external auditors, subject to a review of the compatibility of the non-audit engagement with the external auditors’ independence. The Committee may not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Committee may delegate authority to one or more members with respect to the authority to grant pre-approvals of permitted non-audit services, to the extent permitted by applicable law.

Service Fees Paid to External Auditors

	2013	2012
a) Audit Fees	$545,500	$775,500
b) Audit Related Fees	12,000	12,000
c) Tax Fees
d) All Other Fees
	$557,500	$787,500

Audit Fees in 2012 include work in relation to the offering of convertible securities in September 2012.

Audit related fees incurred in 2013 and 2012 were incurred in connection with an audit of the Corporation’s defined contribution pension plan.

No other fees were incurred during the periods.

LEGAL PROCEEDINGS

The Corporation is named in several minor litigation matters related to the termination of employment. None of these matters is currently considered to be material. The Corporation is not aware of any other material legal proceedings, actual or contemplated, to which the Corporation is a party or of which any of its property is the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The interest of management of the Corporation and others in material transactions and transactions involving remuneration for services, if any, is disclosed under the heading “Related Party Transactions” in the Corporation’s Management’s Discussion and Analysis, December 31, 2012. See “Additional Information”.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares in Canada is Computershare Investor Services Inc. at its principal offices in Toronto.

MATERIAL CONTRACTS

Lake Shore Gold entered into an agreement (the “Credit Agreement”) with Sprott Resource Lending Partnership (“Sprott”), as agent on behalf of a group of lenders, for a credit facility (the “Facility”) totaling up to $70 million. The Facility involves two components, a $35 million gold-linked note (the “Gold Note”) maturing on May 31, 2015, and a standby line of credit (the “Standby Line”) for an additional $35 million. Repayment of the Gold Note will be through 29 monthly cash payments equal to the value of 947 ounces of gold on the second last business day of each month. The first payment was made on January 31, 2013, with the final payment to be made on May 31, 2015. The Standby Line bears an interest rate of 9.75%, compounded monthly. On December 12, 2013, the Corporation amended the terms of the Credit Agreement to extend the maturity of the Standby Line to November 30, 2016 (among other changes), and paid $5 million against the principal outstanding on the Standby Line, reducing the amount owing to $30 million.

The Facility limits, among other things, the Corporation’s ability to permit the creation of certain liens, make investments, dispose of the Corporation’s material assets or, in certain circumstances, pay dividends. In addition, the Facility limits the Corporation’s ability to incur additional indebtedness and requires the Corporation to maintain specified financial ratios and meet financial condition covenants. The Credit Agreement was filed on SEDAR on June 21, 2012, and amendments were filed on June 21, 2013, September 28, 2013, and December 18, 2013. See also “Risk Factors - Limitations under Credit Facility” above.

The Corporation’s Debentures (see “DESCRIPTION OF CAPITAL STRUCTURE — General Description of Capital Structure” above) are governed by a Convertible Debenture Indenture between Lake Shore Gold and Computershare Trust Company of Canada, dated as of September 7, 2012, which was filed on SEDAR on September 14, 2012.

Except for the Credit Agreement and the Convertible Debenture Indenture, and contracts entered into in the ordinary course of business, the Corporation did not enter into any material contract during the most recently completed financial year, or before the most recently completed financial year, that is still material and still in effect.

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Lake Shore Gold’s mineral projects on a property material to Lake Shore Gold is based or has been extracted:

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada” dated March 31, 2014.

Dean Crick, P. Geo, Ralph Koch, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “NI 43-101 Technical Report, Resource Estimate Update

And, Prefeasibility Study And Mineral Reserve Estimate For Bell Creek Mine Hoyle Township Timmins, Ontario, Canada” dated March 28, 2013.

Each of the persons named above is a “qualified person” as defined in NI 43-101, and has been responsible for preparing or supervising the preparation of the technical reports with respect to Lake Shore Gold referred to or incorporated by reference into in this AIF.

All of the qualified persons are or were employees of Lake Shore Gold and hold, or held at the time of authorship, options under Lake Shore Gold’s employee stock option plan or Performance Share Units under the Corporation’s Performance Share Unit Plan. To the best knowledge of Lake Shore Gold, none of the persons named above holds a material amount of securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold or held any such securities at the time they prepared the scientific or technical information or following the preparation, nor did they receive any direct or indirect interest in any securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold in connection with the preparation of such information. As of the date hereof, securities held by Eric Kallio, Dean Crick, Ralph Koch, and Natasha Vaz represent less than 1% of the issued common shares of Lake Shore Gold.

None of the aforementioned persons has a direct or indirect interest in the Lake Shore Gold properties, or is currently expected to be elected or appointed as a director of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold. Eric Kallio is the Vice-President of Exploration for the Corporation, and Natasha Vaz is the Vice-President of Technical Services for the Corporation. None of the other aforementioned persons is currently expected to be appointed as an officer of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold.

Deloitte LLP was reappointed as the auditor of Lake Shore Gold on May 15, 2013, and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information on the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors which may be found on the Corporation’s website at www.lsgold.com or under the Corporation’s profile on SEDAR at www.sedar.com.

Additional financial information is included in the Corporation’s audited consolidated financial statements for the year ended December 31, 2013, and the accompanying Management’s Discussion and Analysis, all of which are filed on SEDAR.

GLOSSARY OF TERMS

The following technical terms may be used in this Annual Information Form, and may appear capitalized or in lower case, without any difference in meaning.

Aeromagnetic/Airborne Magnetic — Measurement of the earth’s magnetic field from an aircraft for the purpose of recording the magnetic characteristics of rocks.

Arsenopyrite — The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

Assay — An analysis to determine the presence, absence or quantity of one or more chemical components.

Au - gold

Ball mill — A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Basalt — An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

Base Metal - A metal, such as copper, lead, nickel, zinc or cobalt.

Belt — A series of mineral deposits occurring in close proximity to each other, often with a common origin.

Biotite — A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

Breccia — Rock fragmented into angular components.

Carbonate — A rock composed principally of calcium carbonate (CaC03).

Carbon-in-leach — A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

Carbon-in-pulp — A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

Care and maintenance — The status of a mining operation when mining has been suspended but reclamation and closure of the property has not been commenced. The mill and associated equipment is being cared for and maintained until operations recommence.

Chalcopyrite — A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

Chert — A compact, glass-like siliceous rock composed of silica of various types (opaline or chalcedonic).

Circuit — A processing facility for removing valuable minerals from the ore so that it can be processed and sold.

Claim/Concession (Mineral/Mining) — The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

Copper — A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

Core — The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Cyanidation — A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Diamond Drilling/Drill Hole — A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dilution — The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

Dip — The angle at which a stratum is inclined from the horizontal.

Doré — Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

Dyke — A tabular body of igneous rock cross cutting the host strata at a high angle.

Epithermal — A hydrothermal deposit formed close to surface at low temperature and pressure.

Fault — A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Feldspar — 1. Constituting 60% of the Earth’s crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite. 2. The mineral group albite, andesine, anorthite, anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

Felsic — Igneous rock composed principally of feldspars and quartz.

Fold — Any bending or wrinkling of rock strata.

Formation - A body of rock identified by lithological characteristics and stratigraphic position.

Gabbro — A fine to coarse grained, dark coloured crystalline igneous intrusive rock composed mainly of calcic plagioclase, clinopyroxene and sometimes olivine.

Galena — A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

Geochemistry/Geochemical - Study of variation of chemical elements in rocks or soil.

Geology/Geological — Study of the Earth’s history and life, mainly as recorded in rocks.

Geophysics/Geophysical — Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

Gold — A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

Grade — The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals. Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis. Recovered grade — is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

Grams per tonne (g/t or gpt) — A unit of measurement commonly used to quantify the concentration of precious metals.

Gravity recovery circuit — Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

Hectare — A square of 100 metres on each side.

Igneous — A classification of rocks formed from the solidification from a molten state.

Intrusive/Intrusions - Said of an igneous rock that invades older rocks.

Leach — A method of extracting gold from ore by a chemical solution usually containing cyanide.

Lode — Vein of metal ore.

Mafic — An igneous rock composed chiefly of dark iron and manganese silicate minerals.

Magnetic Survey — A geophysical survey conducted on the earth’s surface that measures variations in the earth’s magnetic field caused by variations in rock type or geological structures.

Mapping — The art and science of recording geological observations on a map.

Metallurgical — The science and technology of extraction of metals from their ores and the refining of metals.

Metamorphism/Metamorphic — A process whereby the composition of rock is adjusted by heat and pressure/A class of rock affected by metamorphism.

Mill — A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

Mineralization — The concentration of metals and their chemical compounds within a body of rock.

Net smelter return — A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

Open pit — A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore — Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

Orogen/Orogeny — A belt of deformed rocks through folding and faulting, in many places accompanied by metamorphic and intrusive rocks that form mountains/the process of mountain building.

Outcrop — An exposure of bedrock at the surface.

Porphyry — A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

Prospecting — The art and science of searching for mineral deposits.

Proterozoic — The youngest part of the Precambrian from 2450 - 570 million years ago.

Pyrite — A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”

Pyroxene — A calcium/sodium ferromagnesium silicate. One of the major rock forming minerals.

Quartz — A mineral composed of silicon dioxide.

Reclamation - The restoration of a site after mining or exploration activity is completed.

Recovery — A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Sample — A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

Schist — A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

Sediment — Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Sedimentary — Pertaining to or containing sediment or formed by its deposition.

Shear — A planar zone of deformed rock caused by the movement of the rock.

Shear zone — A geological term used to describe a geological area in which shearing has occurred on a large scale.

Sill — A tabular body of igneous rock conforming to the last strata.

Soil Sampling — Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sphalerite — A zinc mineral which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

Stockpile — Broken ore heaped on surface, pending treatment or shipment.

Strike — Direction or trend of a geologic structure.

Structure/Structural - Pertaining to geological structure, i.e. folds, faults, etc.

Sulphide/Sulphidation - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

Tailings — The material that remains after all metals considered economic have been removed from ore during milling.

Ultramafic — A dark coloured igneous rock containing less than 45% silica and characterized by mafic minerals, such as olivine, amphibole and pyroxene.

Vein — A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

Volcanic — Descriptive of rocks originating from volcanic activity.

SCHEDULE A — AUDIT COMMITTEE CHARTER

LAKE SHORE GOLD CORP.

(the “Company”)

CHARTER OF THE AUDIT COMMITTEE

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, and the Company’s internal and external audit process, and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.  Nothing in this Charter, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the Directors as a whole.

The Audit Committee does not plan or perform audits, or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

PROCEDURAL MATTERS

The Audit Committee:

a.                                      meets at least four times per year, either by telephone conference or in person;

b.                                      invites the Company’s external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

c.                                       reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

d.                                      has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

e.                                       has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the external auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services, for payment of compensation to any advisors employed by the Audit Committee and for ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties;

f.                                        has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

g.                                       pre-approves non-audit services to be performed by the external auditors in accordance with the Committee’s pre-approval policies and procedures, which pre-approval is subject to ratification by the Board.  The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

RESPONSIBILITIES

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board.  For this purpose, the Audit Committee may consult with management.

The external auditors shall report directly to the Audit Committee.

The Audit Committee shall obtain and review a written statement prepared by the external auditor describing all relationships between the external auditor and its related entities and the Company and its related entities, consistent with the applicable independence rules as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded, and consider the impact that any relationships or services may have on the objectivity and independence of the external auditor.  The Audit Committee shall discuss with the external auditor any relationships disclosed in such written statement and the external auditors independence from the Company, generally.

Also, the Audit Committee:

a.                                      recommends to the Board:

i.                                          whether the current external auditors should be nominated for reappointment for the ensuing year and if the current external auditors are not to be reappointed, selects and recommends a suitable alternative for nomination; and

ii.                                       the amount of compensation payable to the external auditors;

b.                                      resolves disagreements, if any, between management and the external auditors regarding financial reporting;

c.                                       provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.                                      takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving non-audit related services provided by the external auditors to the Company or the Company’s subsidiaries, if any;

e.                                       confirms that the external auditors are a “participating audit firm” for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.                                        reviews and evaluates the performance of the external auditors; and

g.                                       reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.  To accomplish this, the Audit Committee:

a.                                      considers the scope and general extent of the external auditors’ review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.                                      consults with management regarding the sufficiency of the Company’s internal system of audit and financial controls, internal audit procedures and results of such audits;

c.                                       ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.                                      reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.                                       reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.                                        reviews the appropriateness and disclosure of any off-balance sheet matters;

g.                                       reviews disclosure of related-party transactions;

h.                                      receives and reviews with the external auditors, the external auditors’ audit report and the audited financial statements;

i.                                          makes recommendations to the Board respecting approval of the audited financial statements;

j.                                         meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.                                      directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.                                         meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.                                      reviews on an annual basis the Company’s practice with respect to review of interim financial statements by the external auditors;

b.                                      conducts all such reviews and discussions with the external auditors and management as it deems appropriate;

c.                                       reviews the interim financial statements with the external auditors; and

d.                                      makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.  The Audit Committee:

a.                                      reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.                                      reviews all of the Company’s public disclosure of financial information extracted from the Company’s financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company, and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.                                       reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks, and the success of management in following the plan;

d.                                      consults annually and otherwise as required with the Company’s CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.                                       obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.                                        reviews management’s response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.                                       reviews as required with management the annual financial statements, the quarterly financial statements, Management’s Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;

h.                                      reviews with management the Company’s compliance with applicable laws and regulations respecting financial reporting matters;

i.                                          reviews with management proposed regulatory changes and their impact on the Company; and

j.                                         reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company’s Annual Information Form, Information Circular and on the Company’s website.

COMPOSITION

The Audit Committee is composed of three Directors, all of whom are Directors who are not officers or employees of the Company or any of its subsidiaries.

In addition, members of the Audit Committee meet the prescribed independence, financial literacy and experience requirements and have relevant skills and/or experience in the Committee’s areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members

Members of the Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.  The Board fills any vacancy if the membership of the Committee is less than the minimum number of Directors required for the Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Absence of Committee Chair

If the Chair of a Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting will be chosen by the Committee to preside at the meeting.

Secretary of Committee

At each meeting the Committee appoints a secretary who need not be a director of the Company.

Meetings

The Chair of the Committee or the Chair of the Board or any two of its members may call a meeting of the Committee.

Quorum

A majority of the members appointed to the Committee constitutes a quorum.

Notice of Meetings

The Chair of the Committee arranges to provide notice of the time and place of every meeting in writing (including by facsimile or email) to each member of a Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting.  Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company’s Officers at Meetings

The Chair of the Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Committee determines its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

COMPLAINTS

The Audit Committee has established procedures for:

a.                                      the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.                                      the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company’s Whistle Blower Policy — Accounting, Internal Controls or Auditing Matters.  Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint is kept confidential.

Upon receipt of a complaint, the Chair conducts or designates a member of the Audit Committee to conduct an initial investigation.  The results of that initial investigation are brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint are documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors.

The Audit Committee reviews its Charter and conducts an assessment of its performance, and the performance of the Committee Chair, on an annual basis.  The Committee reports to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change (the “Committee Annual Report”).

DATE OF MOST RECENT BOARD CONSIDERATION

This Charter was reviewed and approved by the Board in August 2013.

SCHEDULE B — TIMMINS WEST MINE

1.0                               SUMMARY

This Technical Report has been prepared under the direct supervision of Eric Kallio (P. Geo.) and Natasha Vaz (P. Eng.) on behalf of Lake Shore Gold Corp. (LSG) for the Timmins West Mine.  Timmins West Mine (TWM) consists of mineralized zones from the Timmins Deposit and Thunder Creek Deposit. The Timmins Deposit been in commercial production since January 2011, prior to the establishment of TWM.  The resource and reserves statements included in this report have an effective date of February 21, 2014.

The purpose of this report is to provide a summary of the total resource pool, current mine infrastructure, the life-of-mine (LOM) plan, and estimated mine capital and operating costs to substantiate an updated Mineral Reserve estimate for TWM.  The work completed to support the updated reserves has been conducted on the indicated mineral resource only, with mining, milling, and cost estimating based on actual operating experience at TWM and the Bell Creek Mill.

This revised mineral resource and reserve statement uses data collected by LSG from underground and surface diamond drilling, and underground mapping and sampling from mineralization exposed in mine openings.

Commercial production at the Timmins Deposit was announced in January 2011 and at Thunder Creek in January 2012.  As such (and meeting gross revenue criteria), LSG considers this technical report as being issued by a “Producing Issuer” under the definitions of NI 43-101.

The headframe of the Timmins West Mine is located approximately 1.1 kilometres southeast of the intersection of Provincial Highways 101 and 144, approximately 19 kilometres west of the city of Timmins.  The highways and a short site access road provide year round road access to the property.

The TWM area includes the Timmins Deposit property and the Thunder Creek Deposit property for a total area of approximately 12.9 square kilometres situated in Bristol and Carscallen Townships.  The Timmins Deposit portion consists of a block of 23 contiguous claims (395 hectares) of which there are 21 individual patented claims and 12 leased claims that are further divided into two 21 year leases.  The Thunder Creek portion of the property consists of 57 staked claim units and three leasehold single unit patent claims totaling approximately 960 hectares.  LSG owns 100% interest in the property subject to underlying royalties.  The claims and leases are all in good standing.

The TWM area lies along the northeast trending contact zone between southeast facing mafic metavolcanic rocks of the Tisdale Assemblage (to the northwest) and unconformably overlaying, dominantly southeasterly facing metasedimentary rocks of the Porcupine Assemblage (to the southeast).  The contact dips steeply to the northwest, and is modified and locally deflected by folds and shear zones that are associated with gold mineralization.

Gold mineralization occurs in steep north-northwest plunging mineralized zones which plunge parallel to the local orientations of the L4 lineation features.  Mineralization occurs within, or in favourable lithostructural settings within 100 metres of the Holmer and Rusk Shear Zones.

Mineralization comprises multiple generations of quartz-carbonate-tourmaline ±albite veins, associated with disseminated pyrite alteration envelopes.  Textural evidence suggests that veining formed progressively through D3 and D4 deformation.  All phases of gold-bearing veins cut and post-date alkali intrusive complex and syenitic to monzonitic intrusions (Rhys, 2010).

The TWM is accessed by a production shaft and portal/ramp from surface.  Both facilities are located near the Timmins Deposit.  Mining at the Timmins Deposit was initiated in the second half of 2009 via the main ramp from surface that had been developed to a depth of 200 vertical metres (while the production shaft was being constructed).  Mining started within the Vein Zones, Footwall (FW) Zone, and the Main Zone (MZ).  In the upper levels, mining results were largely as anticipated, short strike length, narrow quartz-tourmaline veins that returned low grade and small tonnes with poor continuity of mineralization.

In 2010, mining continued in the MZ and Vein Zones from the ramp between the 140 metre level and the 270 metre level.  Mining in the upper part of the Timmins Deposit has been mainly idle since mid-2013.  Drilling of the Main and Vein Zones below the 290 Level is limited but shows potential for new zones similar to levels above.

The first stope in the UM1 complex from the 650 metre level (accessed via the production shaft) was mined in the fourth quarter of 2010 and was highly successful.  Mining a number of the smaller, structural hangingwall lenses comprising the UM complex (including the UM2 and UM1a) has also proven successful despite smaller size, moderately lower grade, and complex geometry.  The positive mining results in the UM mineralization to date is a promising indicator for continued mining at depth.

From 2009 through 2013, 1.25 million tonnes at an average grade of 4.4 grams per tonne Au (176,644 ounces) have been milled from the Timmins Deposit.

Access to the Thunder Creek Deposit was gained by developing ramps from the Timmins Deposit 200 metre level (accessing Thunder Creek Rusk Zone at the 300 metre level) and 650 metre level (accessing Thunder Creek Porphyry Zone at the 730 metre level).  The Rusk horizon was intersected in July of 2010 and the Porphyry Zone in November 2010.

From 2010 through 2013, 0.86 million tonnes at an average grade of 4.1 grams per tonne (g/t) Au (114,928 ounces) have been milled from the Thunder Creek Deposit.

LSG has prepared an updated Resource Estimate for the TWM which includes mineralized zones from the Timmins and Thunder Creek Deposits.  The report updates the TWM Resources as reported by LSG in March 2013.  The estimate for the TWM is based on historical diamond drilling dating back to March 1984 and drilling completed by LSG between July 2003 and the date of databases being closed for the current estimate.  The database for the Timmins Deposit was closed November 26, 2013 and the database was for Thunder Creek was closed January 8, 2014.  A total of 1,158 drill holes (totaling 215,997 metres) were used to estimate resources for the Timmins Deposit, with 670 holes (120,053 metres) used in the Thunder Creek Estimate.

The Timmins West Mine Resource totals 4.36 Mt at 5.09 g/t Au, amounting to 714,633 ounces of gold in the Indicated category and 2.94 Mt at 5.46 g/t Au amounting to 516,339ounces of gold in the Inferred category.  Subdivision of the resource into the Timmins Deposit and the Thunder Creek Deposit is shown in Table 0.1.

Resources are centered on 9700E (4425E mine grid) section and extend from 9900 to 8670 elevation (115 to 1,345 metres below surface) for the Timmins Deposit and are centered on 9550N (4675E mine grid) section extending from 9820 to 8980 elevation (190 to 1,040 metres below surface) for the Thunder Creek Deposit.  The Mineral Resource for the Timmins Deposit has been modeled into 51 sub-zones which refine the broader mineralized Ultramafic, Footwall, and Vein Zones.  The Thunder Creek Deposit has been modeled into 18 sub-zones which refine the broader Rusk and Porphyry Zones.

Resources were estimated using Inverse Distance Squared (ID2) grade interpolation with an anisotropic search.  All gold assays were capped with capping limits varying between 50 and 90 g/t by zone.  A minimum mining width of 2 metres was assumed and only samples within a mineralized zone were used for estimation of the zone.  A weighted gold price of $1,150 per ounce was assumed which compares to the weighted average gold price of $1,500 per ounce used in the March 2013 resource and reserve update.

The mineralized zones defined and used for estimation of resources are focused on material grading 3.0 g/t with lower grade material included for internal continuity.  For the purposes of this report, a base case using a cut-off grade of 1.5 g/t Au is reported in order to maintain continuity within each zone.

The in-situ TWM resource using 1.5 g/t and 3.0 g/t in-situ Cut-Off Grades (COG) are summarized in Table 0.1 and Table 0.2.

TABLE 0.1:         TWM RESOURCE ESTIMATE AT 1.5 G/T IN-SITU COG

Deposit	Resource Classification	Tonnes	Capped Grade (g/t Au)	Contained Gold (ounces)
Timmins Deposit	Indicated	1,893,497	5.2	314,153
	Inferred	2,075,079	5.7	378,516
	Subtotal	3,968,576	5.4	692,669

Thunder Creek Deposit	Indicated	2,470,674	5.0	400,480
	Inferred	863,633	5.0	137,823
	Subtotal	3,334,307	5.0	538,303

Total TWM	Indicated	4,364,171	5.1	714,633
	Inferred	2,938,712	5.5	516,339
	Total	7,302,883	5.2	1,230,972

Notes:

1.    Sums may not add due to rounding.

2.    CIM definitions were followed for classification of Mineral Resources.

3.    Capped gold grades are used in estimating the Mineral Resource average grade.

4.    A minimum mining width of 2 metres was used.

5.    The estimate includes low grade material which is not in the current mine plan.

6.           Mineral Resources are reported at a cut-off grade of 1.5 g/t and include internal dilution to maintain zone continuity.

7.           Weighted average gold price was assumed at $1,150 per ounce (approximately US$1,100).

8.   Metallurgical recoveries are assumed to average 96.5 percent.

TABLE 0.2:         TWM RESOURCE ESTIMATES AT 3.0 G/T IN-SITU COG

Deposit	Resource Classification	Tonnes	Capped Grade (g/t Au)	Contained Gold (ounces)
Timmins Deposit	Indicated	1,242,932	6.7	267,417
	Inferred	1,475,976	7.1	335,427
	Subtotal	2,718,908	6.9	602,844

Thunder Creek Deposit	Indicated	1,641,057	6.5	341,326
	Inferred	597,382	6.2	118,967
	Subtotal	2,238,439	6.4	460,293

Total TWM	Indicated	2,883,989	6.6	608,743
	Inferred	2,073,358	6.8	454,394
	Total	4,957,347	6.7	1,063,137

Notes:

1.   Sums may not add due to rounding.

2.   CIM definitions were followed for classification of Mineral Resources.

3.   Capped gold grades are used in estimating the Mineral Resource average grade.

4.   A minimum mining width of 2 metres was used.

5.   The estimate includes low grade material which is not in the current mine plan.

6.          Weighted average gold price was assumed at $1,150 per ounce (approximately US$1,100).

7.         Metallurgical recoveries are assumed to average 96.5 percent.

The drilling, development and mining completed since the last resource/reserve update in March 2013, indicates a significant decrease in resource and reserve ounces.  The decrease results from a number of factors including mining depletion, a lack of new exploration drilling over the past two years, and a reduction in the assumed average weighted gold price ($1,150 per ounce versus $1,500 per ounce in the March 2013 update). The decrease also reflects the results of extensive definition drilling which have indicated lower grades and changes in the interpretation in the geology in some areas.  The effect of the lower grades is changes to resource shapes and the removal of certain low grade sections of the new models.  The estimate also reflects the removal of zones from the resource model which are considered unmineable or uneconomic as well as the use of more conservative projection of grades, especially near zone boundaries.

Subsequent to the closing of the Timmins Mine and Thunder Creek databases, additional drilling was completed.  This drilling is not likely to have a significant effect on the overall resource reported.

A review of the QA/QC samples routinely introduced into the drill hole sample stream, has concluded that the quality of the assaying introduced into the block model is satisfactory demonstrating no significant bias and adequate precision and reproducibility.

Several steps were taken in order to review and validate the current block model and reported results which included: comparison of solid model and block model volumes, comparison of the block model against diamond drill results, checking with nearest neighbor estimates, and comparison with recent production data.

Volumes of the individual solids were compared to volumes from the block model for the same domain to ensure proper coding of the model.  No significant variances were encountered.  Plans and sections were cut through the block model and Resource solids to view overall trends and patterns as well as compare block grades and grade distribution to the drill-hole data.  Results of the review indicate a pattern for block grades which is consistent with drill hole assays but more patchy than was evident in previous block models which were based on wider spaced drilling.

A review of the resource model was also carried out by SGS Canada and no issues were identified with the resource estimation.

Sensitivities to cut-off were run at 0.50 g/t increments of gold grade from 0.00 g/t to 7.00 g/t and are summarized for unclassified resources.  At the higher cut-offs, the zones become patchy and less continuous, which implies a bulk mining method could be the best approach for ore extraction.  The base case resource stated at a cut-off grade of 1.5 g/t attempts to introduce some level of selectivity to the mining of the resource, yet maintains continuity of the zone.  Recent work indicates that the sensitivity to cut-off grade varies between zones.

All ore mined from TWM has been, and will continue to be processed at LSG’s Bell Creek Mill.  The Bell Creek Mill is located approximately 6.5 kilometres north of Highway 101 in South Porcupine, Ontario.  TWM ore is loaded into surface haul trucks at TWM and hauled to the mill (approximately 56 kilometres one-way).  The Bell Creek Mill is a conventional gold processing plant utilizing cyanidation with gravity and CIP recovery.  Mill throughput is over 3,000 tonnes per day and recovery is approximately 96% for TWM ore.

Previous technical reports issued for the TWM (combined Timmins Deposit and Thunder Creek Deposit) include a preliminary economic assessment (PEA) completed in March 2012, “43-101 Technical Report, Preliminary Economic Assessment and Updated Mineral Resource Estimate for Timmins West Mine Timmins, Ontario, Canada, prepared by Dean Crick, (P. Geo.), Ralph Kock (P. Geo.), Robert Kusins (P. Geo.), Brian Buss (P. Eng.) and David Powers (P. Geo.) on behalf of Lake Shore Gold Corp., March 29, 2012”, and a pre-feasibility study (PFS) completed in May 2012, “43-101 Technical Report, Pre-feasibility Study and Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada, prepared by Dean Crick (P. Geo.), Ralph Koch (P. Geo.), Robert Kusins (P. Geo.), David Powers (P. Geo.), Brian Buss (P. Eng.) May 14, 2012”.  The mine design used for the updated reserve estimate has been based on concepts presented in the PFS, existing surface and underground infrastructure, and operating experience gained since commercial production commenced in 2011.  The majority of the main mine infrastructure (surface and underground) is in place, most equipment has been purchased, and the Bell Creek Mill expansion project has been completed to meet current production requirements.  TWM successfully uses the longhole mining method which is commonly used worldwide for deposits with similar geometry and conditions.  The operation also uses common, proven mining equipment and has experienced management and mine operations personnel.  The Timmins area has a significant, well-established mining service/supply industry to support the operation.

Through three years of operating experience, TWM has implemented the systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production.  This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the LOM plan.

To estimate the reserves, the following steps (summarized at a high level) were used by mine planning personnel.  The indicated resources were isolated (from Inferred material) from the resource models and assessments were made of the geometry and continuity of each of the mineralized zones.  Geotechnical evaluations completed over the last three years were taken into account in the assessment and assignment of appropriate mining methods and stope sizes.  Individual stope designs (wireframes) were then created in three dimensions.  These stope wireframes were queried against the block models to determine the in-situ resource.  This allowed for fair inclusion of internal dilution from both low grade and barren material.  Additional factors were assigned for external dilution (with or without grade) dependent on the specific mining method and geometry of each stoping unit being evaluated.  Finally, a recovery factor was assigned to the overall reserves to allow for in-stope and mining process losses.  Stope cut-off grades were estimated to determine which stopes to include in the reserves.  Detailed mine development layouts and construction activities were assigned to provide access to each of the stoping units.  A detailed LOM development and production schedule was prepared to estimate the annual tonnes, average grade, and ounces mined to surface.  Development, construction, and production costs were estimated to allow an economic assessment to be made comparing the capital and operating expenses required for each area to the expected revenue stream to ensure economic viability.

It should be noted that all capital costs required for all surface and underground facilities at TWM and the Bell Creek Mill facility have been included in the LOM plan.  It should also be noted that no contributions from the Bell Creek mining operations (positive or negative) have been considered.

The estimated reserves (diluted and recovered) are summarized in Table 0.3.

TABLE 0.3:         TWM ESTIMATED RESERVES

Deposit	Tonnes	Grade (g/t)	Ounces
Timmins Deposit	1,540,344	4.6	227,707
Thunder creek Deposit	1,791,821	4.6	264,539
TWM Total Reserves Mined to Surface	3,332,164	4.6	492,246

Production will average 2,800 tonnes per day from 2014 through 2016 before ramping down and ending in Q3 2017.  The production profile is summarized in Table 0.4.

TABLE 0.4:         ESTIMATED LOM PRODUCTION PROFILE

Item	2013 Year-End Inventory	2014	2015	2016	2017 (Q3)	Total
Tonnes	59,853	955,774	1,056,244	1,053,338	206,955	3,332,164
Average TPD		2,618	2,894	2,886
Average Grade	5.0	4.7	4.5	4.7	4.0	4.6
Ounces — Upper Range		159,500	168,400	174,000	29,100
Ounces — LOM Plan	9,603	144,993	153,087	158,123	26,440	492,246
Ounces — Lower Range		130,500	137,800	142,400	23,800

Annual ounce production is presented as a range (Upper and Lower).  The range is based on ±10% variance from the LOM plan to reflect potential differences in the combination of stopes that may be mined during each year.

The estimated capital and operating costs have been based on operating experience at TWM and the Bell Creek Mill.  The costs for 2014 have been developed through the TWM 2014 annual budget exercise and the costs from 2015 through 2017 comprise the remaining LOM plan.  The estimated LOM capital and operating costs are summarized in Table 0.5.

TABLE 0.5:         ESTIMATED LOM CAPITAL AND OPERATING COSTS

Cost Item	Total Costs (millions)	Cost per Tonne
Capital Cost	$93.8	$28.1/tonne
Operating Cost	$330.1	$99.1/tonne

The costs and productivities used as the basis for estimating the reserves have been based on actual performance metrics of the operation in 2011 through 2013.  These factors are considered low risk to the reserve estimate.  In addition, social, political, and environmental factors are all considered to be low risk factors for the continued operation of TWM and to the reserves estimate.

Successful mining will be highly dependent on the timely completion of drilling to support both delineation and exploration.  A list of some of the key targets to be tested as well as a reasonable cost estimate to complete is provided below:

Timmins Deposit (Total Cost Estimates $9.4 million, Total 74,300 metres of Drilling)

1.              Delineation between 810 metre and 900 metre levels -39,300 metres, $4,205,100 (@$107/metre)

2.     Exploration below 900 metre level — 5,000 metres, $535,000 (@$107/metre)

3.     Exploration from 790 S2 fold nose Exploration Drift - 12,000 metres, $1,080,000 (@$90/metre)

4.              Exploration from 830 metre level drill drift to test favorable Ultramafic/Mafic and Sediment contact between Timmins Mine and Thunder Creek -8,000 metres, $720,000 (@$90/metre)

5.              Exploration surface drilling to test the deep extension of the Timmins Mine resource below the 1,340 metre level — 5,000 metres, $2,250,000 (@$450/metre).

6.              Exploration surface drilling to the northeast of the Timmins Mine Deposit — 5,000 metres, $625,000 (@$125/metre).

Thunder Creek (Total Cost Estimate $4.2 million, Total 38,000 metres of Drilling)

1.              Delineation drilling Rusk and Porphyry Zones between 660 and 520 metre level — 11,000 metres, $1,177,000 (@$107/metre).

2.              Delineation drilling Rusk and Porphyry Zones above 520 metre level —4,000 metres, $428,000 (@$107/metre).

3.              Delineation drilling Rusk and Porphyry Zones between 765 and 1,030 metre level — 10,000 metres, $1,070,000 (@$107/metre).

4.              Exploration drilling west Thunder Creek Deposit from 710 metre level Exploration Drift — 3,000 metres, $321,000 (@$107/metre).

5.              Exploration drilling west Thunder Creek Deposit from Surface — 10,000 metres, $1,250,000 (@$125/metre).

In addition to the above, closer spaced definition drilling for mining design will be locally required as mining is progressing.

SCHEDULE C — BELL CREEK COMPLEX

1.0  SUMMARY

The preparation of this Technical Report was supervised/co-authored by Natasha Vaz (P. Eng., MBA), Dean Crick (P. Geo.) and Ralph Koch (P. Geo.) on behalf of Lake Shore Gold Corporation (“Lake Shore”, “LSG”) for the Bell Creek Mine and conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  These individuals are considered Qualified Persons (QPs) under 43-101 definitions.

The purpose of this technical report is to provide an update of the total estimated resource pool for the Bell Creek Mine, and a full description of study work completed on the mine design, cost estimate, and economic evaluation of a portion of the indicated resource subset between the 300 metre elevation (300L) and 775L.  This study work has been completed at a prefeasibility study level (as defined under CIM guidelines) to substantiate a statement of Mineral Reserves for the Bell Creek Mine.

The revised mineral resource estimate uses exploration data collected by LSG from underground and surface drilling completed since the previous resource report submitted to SEDAR titled “National Instrument 43-101 Technical Report, Scott Wilson RPA, Lake Shore Gold Bell Creek NI 43—101 Technical Report, January 14, 2011, having an effective date of October 25th, 2010” and is prepared in accordance with National Instrument 43-101, Standards and Disclosure for Mineral Projects.  The effective date of this report is November 1, 2012.

The Bell Creek Mine is located in the Porcupine Mining District, Hoyle Township, approximately 20 kilometres (km), by road, Northeast of Timmins, Ontario.  Access to the property is via a 6.7 km all-season asphalt and gravel road north of Ontario Provincial Highway 101.

The Bell Creek Mine property comprises 12 patent claims and two patents covering a total area of approximately 320 ha.  All claims are either patented or leased mineral claims or patented veteran lots (Vet Lots) and remain valid in perpetuity so long as the annual taxes remain paid in full.  The Schumacher property is a Boer War Vet Lot with an area of approximately 64 ha.  LSG owns 100% interest in the Property subject to underlying royalties.  The claims are all in good standing.

Gold mineralization was first discovered on the property through a joint venture between Rosario and Dupont Canada Exploration between 1980 and 1982.  Between 1986 and 1991 Canamax Resources Inc. explored and developed the Bell Creek Mine.  Access to mineralization was through a 290 metre deep shaft.  Mine levels were developed to the ore zones, and an internal ramp was developed from the 240 metre level to access ore below shaft bottom to a vertical depth of 300 metres.  Falconbridge Gold operated Bell Creek Mine from 1991 to 1992 followed by Kinross until mine closure in 1994.

Total production during the period prior to the 1994 mine closure totaled 576,017 tons of ore resulting in 112,739 ounces of gold (0.196 ounces per ton or approx. 5.57 grams per tonne).  The historical milling recovery was approximately 93 percent.

In January 2007, LSG entered into an agreement with Porcupine Joint Venture to acquire the Bell Creek Mine and Bell Creek Mill.  The Bell Creek Mine included the shaft, hoist, headframe, ore bin, collar house, hoist building, mine dry, office complex, underground mine workings and historic (non-NI 43-101 compliant) mineral resources.

Portal construction for an advanced exploration ramp began in May 2009.  The ramp provided access to historic mine workings, and provided platforms for exploration diamond drilling.  A number of sublevels were established at 15 metre vertical intervals below the 300 metre level and a bulk sample taken.

The ramp currently extends to the 610L, and a total of 5,836 metres of sill development (along mineralized zones) has been completed.  Total un-reconciled LSG production amounts to 376,102 tonnes at 4.68 g/t Au (combined stope production and sill development).  Mill recovery is estimated to be 95.1% (based on recovery for 2012 production).

The Bell Creek Mine declared commercial production effective January 1, 2012.

The Bell Creek Mine property is underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rock units belonging to the Tisdale and Porcupine assemblages.  The strike is generally west-northwest and west-east.  The rock units dip steeply south, however, at depth the dip undulates to vertical and then expresses a steep dip to the north (Powers, 2009).

Gold mineralization in the Bell Creek Mine occurs in steep south dipping, sheet like, shear hosted mineralized zones.  A series of seven zones and two splays have been identified.  Of these the bulk of the mineralization occurs within the North A Zone which has been historically exploited.  Mineralization and setting of these zones is similar.

The North A Zone outcrops approximately 200 metres north of the Bell Creek headframe and consists of a marker quartz vein that varies from 0.1 metres to 2 metres in width with an associated alteration halo.  Adjacent to the quartz marker vein is a grey to buff coloured altered zone which contains 5% to 15% pyrite and pyrrhotite, with accessory chalcopyrite and arsenopyrite.  Up to 30% of the gold in the North A Zone occurs within the alteration halo, in discrete sulphide zones and in vein-brecciated wall rock zones that extend up to five metres from the margin of the core vein (Kent, 1990).

The Mineralized domains used to estimate resources have been modeled on vertical north-south sections on 25 metre centres, with consideration for structural setting and lithology.  Section spacing was reduced in areas of greater drill density.  Underground development was used as an aid in the interpretation and design of the mineralized zones.

The sectional interpretations were used to create three-dimensional (3D) solids or wireframes representing the mineralized zones that are used for estimation of tonnes and grade.  A total of nine mineralized domain solids were created.

The Mineral Resource estimate for the Bell Creek Mine is based on diamond drill assays composited to 1.0 metre length.  Only intersections within each solid were used to estimate grades.  A total of 625 drill holes were used in the estimate including 131 historic surface and underground holes, and 494 surface and underground drill holes completed by LSG.  Development chip or muck sample assay data was not used in the estimate.

The resource totals 4.68 Mt grading 4.72 grams per tonne (g/t) Au amounting to 710,300 ounces of gold in the Measured and Indicated category and 6.08 Mt grading 4.62 g/t Au amounting to 903,700 ounces of gold in the Inferred category.  The Resource was estimated using the Inverse Distance to the power two (ID2) interpolation method with all gold assays capped to 44 gpt for the North A including the Hanging and Footwall splay veins and 34 gpt for all other domains.  An assumed long-term gold price of US$1,200 per ounce and 0.93 $US/$CDN exchange rate were used.  The base case estimate assumes a cut-off grade of 2.2 g/t Au with no allowance for dilution.  The total estimated resources for Bell Creek Mine are summarized in Table 0.1

TABLE 0.1:         TOTAL ESTIMATED RESOURCES

Category	Tonnes	Grade (g/t Au) (capped)	Ounces Au (capped)
Measured	268,000	4.34	37,400
Indicated	4,417,000	4.74	672,900
Subtotal Measured and Indicated	4,685,000	4.72	710,300
Inferred	6,080,000	4.62	903,700

Notes:

1.              CIM definitions were followed for classification of Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 2.2 g/t Au.

3.              Mineral Resources are estimated using an average long-term gold price of US$1,200 per ounce and a 0.93 $US/$CDN exchange rate.

4.              A minimum mining width of two metres was used.

5.              Capped gold grades are used in estimating the Mineral Resource average grade.

6.              Sums may not add due to rounding.

7.              Mr. Ralph Koch, B.Sc. P. Geo., is the Qualified Persons for this resource estimate.

A sensitivity analysis was carried out to examine the impact on the tonnage, grade, and contained ounces by increasing the cut-off grade.  The results are presented graphically in Figure 0.1.  It should be noted that this is only a graphical presentation of potential opportunities to optimize the resource.

FIGURE 0.1:       CUT-OFF GRADE SENSITIVITY

Grade -Tonnage Graph for Bell Creek Deposit
All Domains, Unclassified
Tonnes/ Ounces
20,000,000
15,000,000
10,000,000
5,000,000
0
Grade (g/t Au)
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
15,746,951
14,337,191
12,337,402
10,484,676
8,769,001
7,273,701
5,871,289
4,722,479
3,660,828
2,885,213
2,175,385
1,635,778
3.80
4.05
4.42
4.81
5.21
5.61
6.06
6.50
7.00
7.47
8.03
8.63
1,922,603
1,865,042
1,753,538
1,620,076
1,469,059
1,312,234
1,143,564
986,619
824,457
693,320
561,861
454,031
2.2 gpt
cut-off
1
1.5
2
2.5
3
3.5
4
4.5
5
5.5
6
6.5
Cut-Off Grade (g/t Au)
Ounces
Tonnes
Grade(gpt)

Recommendations consist primarily of diamond drilling to increase sufficient resource conversion from inferred to indicated in order to complete a robust mining plan.  The bulk of this drilling would be completed from the 600L diamond drill drift and would comprise 60 drill holes totaling 30,000 metres at an all-in cost of $3.5 million.  This drill coverage would be sufficient to bring the drill hole spacing to 25 metre centres to a depth of 940 metres.

An additional 16 deep drill holes are recommended to be completed from a single cut-out set 150 metres back from the 600L drill drift (cut-out is complete).  The objective of the deep holes will be to bring drill hole spacing to 50 metre centres within the 30 metre thick mineralization occurring at a depth of 1,100 metres.  The deep drilling would total 12,000 metres at an all-in cost of $1.5 million.

The remainder of the recommended diamond drilling consists of short “bazooka” drill holes to check for splay veins and would total 4,200 metres at an all-in cost of $302,000.

Cost of additional production reconciliation recommended to improve resource estimates is $20,000 and cost of data compilation to define exploration targets west of the diabase dike is $10,000.

All recommended work should be completed in 2013 except for the 600L drilling which may carry over to Q2 2014.  The total cost of all recommended work is $ 5.33 million.

The subset of the total Bell Creek Mine resource pool considered in the prefeasibility study includes the indicated resource material located between the 300L and 775L.  The estimated in-situ indicated resource between 300L and 775L (from the November 2012 Block Model) is summarized in Table 0.2.

TABLE 0.2:         ESTIMATED INDICATED RESOURCE (300L TO 775L)

Deposit	Tonnes	Grade (g/t)	Ounces
Bell Creek Mine (300L to 775L)	1,383,874	4.8	214,128

A mine design was completed on this indicated resource to estimate the probable reserves.  Mining shapes (stope wireframes) were designed for all resources included in the mining plan and the in-situ resource within the stope wireframes (including any low grade or barren material) was extracted from block model data.  External dilution was estimated for each stope based on stope geometry and a 90% mining recovery factor was applied to account for unplanned losses.  Any diluted stopes above 3.0 g/t were included in the mining plan, while stopes below 3.0 g/t were excluded from the plan (and therefore not included in the reserves).

The conversion from indicated resource to estimated probable reserves for the Bell Creek Mine are summarized in Table 0.3.

TABLE 0.3:         BELL CREEK MINE ESTIMATED RESERVES

Item	Tonnes	Grade (g/t Au)	Ounces
In-situ Indicated Resource above 3.0 g/t (300L to 775L)	1,383,874	4.8 g/t	214,128
In-situ Resource outside of Stope Wireframes*	-278,961	4.7 g/t	-42,561
In-situ Resource in Stope Wireframe above 3 g/t not mined**	-159,516	3.5 g/t	-17,683
Total Dilution Mined	213,630	0.2 g/t	1,324
Left in permanent Sill and Rib Pillars	-90,534	4.3 g/t	-11,845
Mining Recovery Factor	-79,583	4.1 g/t	-10,963
Stopes not mined at the end of the mine life***	-28,858	3.3 g/t	-3,082
Total Reserves Mined to Surface	960,052	4.2 g/t	129,318

*These are Block Model “blocks” above 3 g/t that are randomly dispersed throughout the resource away from the mining areas and did not get included in Stope Wireframes.

**These are Block Model “blocks” above 3 g/t that are included in stope wireframes, but the stopes (once diluted) are below 3 g/t and will not be mined.

***These stopes are near the ramp and can only be mined at the end of the mine life and at low production rates.  At this late stage of mining, the stopes do not support the operating costs.

The resource conversion to reserve is shown graphically in Figure 0.2.

FIGURE 0.2:       RESOURCE TO RESERVE CONVERSION

A detailed development schedule, production profile, and mine design was completed to estimate the capital and operating costs required to access, develop, and extract the reserves.

Key outcomes of the study show the reserves support a nominal five year mining plan (from Q1 2013 to Q1 2018) at an average production rate of 485 tonnes per day.  The reserves will be extracted at an average operating cost of $138 per tonne ($1,080 per ounce sold) and a total sustaining capital cost of $32 million.  The estimated net present value (NPV) discounted at 8% interest will be $28.9 million.  Sensitivities indicate the cash flow will be most sensitive to gold price and ore grade and least sensitive to the sustaining capital cost.